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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             TRITON ENERGY LIMITED
                           (Name of Subject Company)

                             TRITON ENERGY LIMITED
                       (Name of Persons Filing Statement)

                   ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   G90751101
                     (CUSIP Number of Class of Securities)

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                               JAMES C. MUSSELMAN
                           TRITON ENERGY CORPORATION
                   6688 NORTH CENTRAL EXPRESSWAY, SUITE 1400
                              DALLAS, TEXAS 75206
                                 (214) 691-5200
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)

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                                With a copy to:
                            MICHAEL D. WORTLEY, ESQ.
                             RODNEY L. MOORE, ESQ.
                             VINSON & ELKINS L.L.P.
                          2001 ROSS AVENUE, SUITE 3700
                              DALLAS, TEXAS 75201
                                 (214) 220-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Amerada Hess (Cayman) Limited, a company limited by shares organized under the laws of the Cayman Islands ("Purchaser") and a direct wholly-owned subsidiary of Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, to purchase any and all of the unconditionally allotted or issued and fully paid Ordinary Shares (as defined below) of Triton Energy Limited, a company limited by shares organized under the laws of the Cayman Islands (the "Company"), including the associated Series A junior participating preferred shares purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of March 25, 1996, as amended (the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC (as successor to Chemical Bank), as Rights Agent.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Triton Energy Limited, a company limited by shares organized under the laws of the Cayman Islands. The Company's principal executive offices are located at Caledonian House, Jennett Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands and the Company's telephone number at this address is (345) 949-0050. This Schedule 14D-9 relates to the Company's ordinary shares, par value $0.01 per share, including the associated Rights. As of July 13, 2001, there were 38,057,231 Ordinary Shares outstanding and 5,180,265 8% convertible preference shares, par value $0.01 per share (the "Preferred Shares"), outstanding, each of which Preferred Shares is convertible into four Ordinary Shares at the option of the holder.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Tender Offer. This Schedule 14D-9 relates to the tender offer made by Purchaser disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on July 17, 2001 (the "Schedule TO"), to purchase all of the existing unconditionally allotted or issued and fully paid ordinary shares, par value $0.01 per share, of the Company and any further ordinary shares, par value $0.01 per share, of the Company which are unconditionally allotted or issued and fully paid before the date and time on which the Offer (as defined below) expires (giving effect to any Subsequent Offering Period (as defined below)), including the associated Rights (the "Ordinary Shares"), at a price (the "Offer Price") of $45.00 per Ordinary Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is not an offer to purchase the Preferred Shares or any options exercisable for Ordinary Shares, but is an offer to purchase all Ordinary Shares issued on conversion of the Preferred Shares or exercise of options and validly tendered pursuant to the Offer.

     The Offer is being made pursuant to an Acquisition Agreement, dated as of July 9, 2001, as amended, by and among the Company, Amerada Hess, and Purchaser (the "Acquisition Agreement"), which provides for, among other things, the making of the Offer by Purchaser, subject to the conditions set forth in the Offer and to the conditions and upon the terms of the Acquisition Agreement. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Ordinary Shares, which represent at least 90% in value of the Ordinary Shares (the "Minimum Condition"). Purchaser may amend the Minimum Condition to equal the number of Ordinary Shares representing a majority of the total number of votes of the Ordinary Shares on a fully-diluted basis. The Offer is also conditioned on the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of certain other terms and conditions described in the Acquisition Agreement.

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     The Acquisition Agreement also provides that if, following the purchase of
Ordinary Shares pursuant to the Offer (including any subsequent offering period (a "Subsequent Offering Period") pursuant to Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), Amerada Hess, Purchaser and any other subsidiary of Amerada Hess shall own Ordinary Shares which represent at least 90% in value of the Ordinary Shares, then the Company, Amerada Hess and Purchaser agree to take all necessary and appropriate action for Purchaser to effect a compulsory acquisition pursuant to Section 88 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "Companies Law") of those Ordinary Shares that are not owned by Amerada Hess, Purchaser or any other subsidiary of Amerada Hess (the "Compulsory Acquisition") as promptly as practicable after the acceptance for payment of Ordinary Shares pursuant to the Offer. The per share price paid for Ordinary Shares in the Compulsory Acquisition will be the same cash price per Ordinary Share paid in the Offer.

     The Acquisition Agreement also provides that if (i) following the purchase of Ordinary Shares pursuant to the Offer (including any Subsequent Offering Period), Amerada Hess, Purchaser and any other subsidiary of Amerada Hess own Ordinary Shares which, in the aggregate, represent less than 90% in value of the Ordinary Shares or (ii) the Offer expires without the purchase of any Ordinary Shares pursuant to the Offer, and if the Offer has remained open for a minimum of 20 business days, plus any extension of the expiration date of the Offer (up to an additional ten days) that has been required by the Company, then, upon the request of Amerada Hess or Purchaser, in its sole discretion, the Company will take, unless prohibited from doing so under applicable law, the actions necessary to effectuate a scheme of arrangement in accordance with Section 86 of the Companies Law (the "Scheme of Arrangement") pursuant to which (x) each Ordinary Share issued and outstanding immediately prior to the effectiveness of the Scheme of Arrangement (other than Ordinary Shares which are held by any wholly-owned subsidiary of the Company, or which are held, directly or indirectly, by Amerada Hess, Purchaser or any other subsidiary of Amerada Hess) would be transferred to Purchaser in consideration for $45.00 in cash per Ordinary Share transferred and (y) if there are Preferred Shares outstanding on the commencement of the Scheme of Arrangement, each Preferred Share issued and outstanding immediately prior to the effectiveness of the Scheme of Arrangement (other than Preferred Shares which are held by any wholly-owned subsidiary of the Company, or which are held, directly or indirectly, by Amerada Hess, Purchaser or any other subsidiary of Amerada Hess) would be transferred to Purchaser in consideration for $180.00, plus any accumulated and unpaid dividends thereon through the effective date of the Scheme of Arrangement, in cash per Preferred Share. The Acquisition Agreement, a copy of which, including the amendment thereto, are filed as Exhibits (e)(1) and (e)(6) hereto, is summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

     In connection with the Acquisition Agreement, HM4 Triton, L.P., a Cayman Islands exempted limited partnership ("HM4 Triton"), and certain other shareholders of the Company (the "Principal Shareholders") entered into a Principal Shareholders Agreement, dated as of July 9, 2001, with Purchaser, Amerada Hess and the Company (the "Principal Shareholders Agreement"). The Principal Shareholders beneficially own, in the aggregate, 1,733,573 Ordinary Shares and 5,058,685 Preferred Shares (each of which Preferred Shares is convertible into four Ordinary Shares), representing approximately 37.7% of the allotted and issued Ordinary Shares, assuming conversion of the Preferred Shares (34.2% on a fully-diluted basis). The Principal Shareholders have agreed pursuant to the Principal Shareholders Agreement, among other things, (i) to tender pursuant to the Offer their Ordinary Shares and (ii) to conditionally (conditioned on Purchaser accepting for payment Ordinary Shares in the Offer) convert their Preferred Shares and tender pursuant to the Offer the Ordinary Shares issuable upon conversion of the Preferred Shares. The Acquisition Agreement requires Purchaser to accept for payment and pay for all Ordinary Shares owned by the Principal Shareholders and all Ordinary Shares issuable upon conversion of the Preferred Shares owned by the Principal Shareholders if Purchaser accepts for payment any Ordinary Shares pursuant to the Offer. The Principal Shareholders Agreement also provides that if the Ordinary Shares beneficially owned by the Principal Shareholders (including Ordinary Shares issuable upon the conditional conversion and tender of the Preferred Shares) are not purchased pursuant to the Offer (excluding for this purpose any Subsequent Offering Period), Purchaser shall purchase the Ordinary Shares and the Preferred Shares beneficially owned by the Principal Shareholders following the expiration of the initial offering period (including any extensions thereof, but excluding any Subsequent Offering Period). The purchase price for the Ordinary Shares would be $45.00 per share in cash
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and the purchase price for the Preferred Shares would be $180.00 per share, plus any accumulated and unpaid dividends thereon, in cash. The Principal
Shareholders Agreement, a copy of which is filed as Exhibit (e)(2) hereto, is summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

     Based on information set forth in the Schedule TO, the principal executive office of Purchaser is located at 1185 Avenue of the Americas, New York, New York 10036.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as set forth in response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company's executive officers, directors or affiliates or
(ii) Purchaser, Amerada Hess or any of their respective executive officers, directors or affiliates, on the other hand.

     Certain contracts, arrangements, or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after acceptance for payment of, and payment by Purchaser for, any Ordinary Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

     Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"), an affiliate of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), provides financial advisory services to the Company pursuant to an agreement effective as of August 31, 1998 (the "Financial Advisory Agreement"). The Financial Advisory Agreement provides that the Company will not retain any other financial advisor with respect to a sale transaction unless the Chief Executive Officer of the Company and Hicks Muse Partners agree upon the retention of a second financial advisor in addition to Hicks Muse Partners. The Company and Hicks Muse Partners executed a consent to the Financial Advisory Agreement whereby the Chief Executive Officer of the Company and Hicks Muse Partners agreed that the retention by the Company of J.P. Morgan Securities Inc. ("J.P. Morgan") as a second financial advisor to the Company in connection with the Offer and transactions related thereto was appropriate. Hicks Muse Partners is entitled to receive compensation in accordance with the Financial Advisory Agreement with respect to the transactions contemplated by the Acquisition Agreement. In accordance with the Financial Advisory Agreement, Hicks Muse Partners will be compensated by dividing evenly between Hicks Muse Partners and J.P. Morgan the transaction fee payable to J.P. Morgan in connection with the Offer and, if applicable, either the Compulsory Acquisition or the Scheme of Arrangement. The aggregate fee payable to Hicks Muse Partners currently is estimated to be approximately $15 million, assuming that all of the outstanding Ordinary Shares and Preferred Shares are acquired by Purchaser. If the Company receives any payment from another person following or in connection with the termination, abandonment or failure to occur of the transactions contemplated by the Acquisition Agreement, then J.P. Morgan and Hicks Muse Partners will be entitled to receive from the Company an amount (which will be divided evenly between J.P. Morgan and Hicks Muse Partners) equal to a percentage of the excess of the amount paid to the Company over the Company's expenses. The Company also has agreed to reimburse Hicks Muse Partners for out-of pocket expenses, including reasonable fees and expenses of legal counsel, and to indemnify Hicks Muse Partners and related parties against certain liabilities arising out of Hicks Muse Partners' engagement. The Financial Advisory Agreement will terminate on the earlier of
(i) September 30, 2008, or (ii) the date on which HM4 Triton and its affiliates cease to beneficially own at least five percent of the Company's outstanding Ordinary Shares (or any other securities into or for which such shares may be converted or exchanged), determined after giving effect to the conversion of all Preferred Shares held by HM4 Triton and its affiliates.

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     Pursuant to a Monitoring and Oversight Agreement dated as of September 30,
1998, between the Company and Hicks Muse Partners, Hicks Muse Partners provides financial oversight and monitoring services as the Company requests and the Company pays to Hicks Muse Partners an annual fee of $500,000, payable in quarterly installments. In addition, the Company is obligated to reimburse Hicks Muse Partners for reasonable disbursements and out-of-pocket expenses that either it or its affiliates incur for the Company's account or in connection with the performance of its services. The Monitoring and Oversight Agreement will terminate on the earlier of (i) September 30, 2008, or (ii) the date on which HM4 Triton and its affiliates cease to beneficially own at least five percent of the Company's outstanding Ordinary Shares (or any other securities into or for which such shares may be converted or exchanged), determined after giving effect to the conversion of all Preferred Shares held by HM4 Triton and its affiliates.

     The Company and HM4 Triton are parties to a Shareholders Agreement dated as of September 30, 1998, as amended by Amendment No. 1 effective as of January 20, 1999 (the "Shareholders Agreement"). The Shareholders Agreement provides, among other things, for a right of first offer to the Company with respect to certain transfers of Ordinary Shares and Preferred Shares held by HM4 Triton and provides that HM4 Triton shall be entitled to designate nominees to the Board. As more fully described in the Information Statement, the Shareholders Agreement also provides HM4 Triton with the right to approve or disapprove of certain major events or transactions of the Company. On July 9, 2001, the Company and HM4 Triton entered into an amendment of the Shareholders Agreement (the "Shareholders Agreement Amendment") whereby the Company waived its right of first offer with respect to the sale of HM4 Triton's shares to Purchaser pursuant to the Principal Shareholders Agreement and the parties agreed that upon the sale by HM4 Triton of its Ordinary Shares and Preferred Shares to Purchaser pursuant to the Principal Shareholders Agreement, Amerada Hess, Purchaser or any wholly-owned subsidiary of either of them to which any such shares have been transferred shall be entitled to all the benefits of the Shareholders Agreement held by HM4 Triton. The Shareholders Agreement and the Shareholders Agreement Amendment are filed as Exhibits (e)(3) and (e)(4) hereto and are incorporated herein by reference.

     The Acquisition Agreement provides that the rights to indemnification set forth in the Company's Memorandum of Association, as amended, and Articles of Association shall, except as required by law, not be amended in any manner adverse to the Indemnified Parties (as defined below) for a period of six years from the earliest to occur of the consummation of the Offer, the Compulsory Acquisition, the Scheme of Arrangement and the termination of the Acquisition Agreement. The Acquisition Agreement also provides that the Company will honor, to the extent permitted by applicable law, all of the Company's indemnity agreements in accordance with their terms. In addition, the Company must maintain for a period of six years the Company's current directors' and officers' liability insurance policy or provide comparable coverage under a substitute directors' and officers' liability insurance policy (the "D&O Insurance") for those persons who are currently covered under the Company's current directors' and officers' liability insurance policy (the "Indemnified Parties"). The D&O Insurance must be at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policy, to the extent that such liability insurance can be maintained at an annual cost of not greater than 150% of the premium for the current Company directors' and officers' liability insurance; provided, however, that if such insurance cannot be so maintained at or below such cost, the Company must maintain as much of such insurance as can be so maintained at a cost equal to 150% of the current annual premiums of the Company for such insurance. In addition, pursuant to the Acquisition Agreement, the Company will, and at any time that Amerada Hess owns directly or indirectly the entire share capital of the Company, Amerada Hess will, indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees, or agents of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or any of its subsidiaries, and occurring at or prior to the earliest of the consummation of the Offer, the Compulsory Acquisition, the Scheme of Arrangement and the termination of the Acquisition Agreement.

     The Acquisition Agreement also provides that Amerada Hess must take such action as may be necessary so that on and after the earlier of the consummation of the Compulsory Acquisition and the Scheme of Arrangement, as applicable, and for one year thereafter, officers and employees of the Company and its

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subsidiaries will be provided employee benefits, plans and programs (including but not limited to incentive compensation, deferred compensation, pension, life insurance, medical (which eligibility will not be subject to any exclusions for any pre-existing conditions if such individual has met the participation requirements of such benefits, plans or programs of the Company or its subsidiaries), profit sharing (including 401(k), severance, salary continuation and fringe benefits)) which are no less favorable in the aggregate than those generally available to similarly situated officers and employees of Amerada Hess and its subsidiaries, except with respect to the benefits available under the Severance Policy (as defined below).

     In addition, pursuant to the Acquisition Agreement, the Company, Amerada Hess and Purchaser have agreed that:

     - upon Purchaser's acceptance for payment of Ordinary Shares tendered (and not properly withdrawn) pursuant to the Offer (the date of such acceptance being referred to herein as the "Acceptance Date"), a "change in control," "change of control" or "consolidation," as applicable, will be deemed to have occurred in respect of each of the employment agreements, change in control agreements, severance agreements and other employee benefit plans and agreements described in the Acquisition Agreement (other than the Company's stock option plans) (collectively, the "Severance Protection Plans") and each of the Company and Amerada Hess will administer and perform its obligations under each Severance Protection Plan as if a "change in control" or "change of control" will have occurred upon the Acceptance Date, notwithstanding any terms contained in the Severance Protection Plans to the contrary;

     - from and after the date on which Purchaser becomes the beneficial owner of securities of the Company representing at least 90% of the votes entitled to vote in the election of directors of the Company, Amerada Hess will, jointly and severally with the Company, (i) be liable to pay and perform the obligations of the Company under the Severance Protection Plans and (ii) take such action as may be necessary to promptly pay any severance payments or other amounts from time to time due thereunder; and

     - from and after the Acceptance Date, the Company will, and Amerada Hess will cause the Company to, maintain the severance policy of the Company for its employees (the "Severance Policy") in full force (without modification or amendment thereof, except as does not adversely affect any person covered by the Severance Policy) at least until the first anniversary of the Acceptance Date in respect of all persons covered by the Severance Policy as of such date.

In respect of all outstanding stock options and other rights to purchase Ordinary Shares (the "Options") granted under any stock option or similar plans of the Company (the "Stock Plans"),

     - the Company may provide and, if requested by Amerada Hess, will provide to the extent permitted by applicable law and the provisions of the applicable Options and Stock Plan, that all outstanding Options will vest and be fully exercisable, effective immediately prior to the expiration of the Offer if an Acceptance Date occurs, if the Option holder (i) tenders all Options held by such holder for exercise (conditioned only upon the occurrence of the Acceptance Date) and tenders and does not withdraw all Ordinary Shares issued upon exercise of such Options in the Offer or (ii) irrevocably surrenders all Options held by such holder to the Company between the final expiration date of the Offer (including any Subsequent Offering Period) if an Acceptance Date occurs and the earlier of the consummation of the Compulsory Acquisition and Scheme of Arrangement, as applicable, for cancellation in exchange for a Cash Option Payment (as defined below);

     - the Company may make arrangements and, if requested by Amerada Hess, will make such arrangements to the extent permitted by applicable law and the provisions of the applicable Options and Stock Plan, to permit holders of Options to conditionally exercise their Options and tender all Ordinary Shares issued upon exercise thereof in the Offer. The Company, Amerada Hess and Purchaser agree that Purchaser will accept as validly tendered pursuant to the Offer all Ordinary Shares which are to be issued pursuant to the Conditional Option Exercise (as defined below). "Conditional Option Exercise" means the exercise of all Options that are duly surrendered to the Company for exercise, conditional
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       only on the occurrence of the Acceptance Date, and accompanied by appropriate irrevocable instructions that the Ordinary Shares issuable upon such exercise will be deemed to be exercised immediately prior to the expiration of the Offer and properly tendered to Purchaser pursuant to the terms of the Offer and not withdrawn;

     - from and after the Acceptance Date until the earlier of the consummation of the Compulsory Acquisition and the Scheme of Arrangement, as applicable, the Company may permit, with Amerada Hess' prior approval, and, if requested by Amerada Hess, will permit, to the extent permitted by applicable law and the provisions of the applicable Options and Stock Plan, each holder of an outstanding Option, in cancellation and settlement therefor, to receive payments from the Company in cash (the "Cash Option Payment") equal to the product of (i) the total number of Ordinary Shares subject to such Option, whether or not then vested or exercisable, and (ii) the amount by which the Offer Price exceeds the exercise price per Ordinary Share subject to such Option, each such Cash Option Payment to be paid to each holder of an outstanding Option upon
       (x) surrender to the Company of the Option and (y) an appropriate surrender and release agreement providing that such surrender and payment of the Cash Option Payment will be deemed a release of any and all rights the holder had or may have had in respect of such Option; and

     - upon the earlier of the consummation of the Compulsory Acquisition and the Scheme of Arrangement, as applicable, to the extent permitted by applicable law and the provisions of the applicable Options and Stock Plans, the Company will permit each holder of an outstanding Option, in cancellation and settlement therefor, to receive Cash Option Payments equal to the product of (i) the total number of Ordinary Shares subject to such Option, whether or not then vested or exercisable, and (ii) the amount by which the Offer Price exceeds the exercise price per Ordinary Share subject to such Option, each such Cash Option Payment to be paid to each holder of an outstanding Option upon (x) surrender to the Company of the Option and (y) an appropriate surrender and release agreement providing that such surrender and payment of the Cash Option Payment will be deemed a release of any and all rights the holder had or may have had in respect of such Option.

     Summaries of the material provisions of the Acquisition Agreement and the Principal Shareholders Agreement are included in Section 11 of the Offer to Purchase, which summaries are incorporated herein by reference. The summaries of the Acquisition Agreement and the Principal Shareholders Agreement included in the Offer to Purchase are qualified in their entirety by reference to the Acquisition Agreement and the Principal Shareholders Agreement.

     As of July 1, 2001, the directors and executive officers of the Company beneficially owned in the aggregate 23,495,584 Ordinary Shares (including approximately 1,332,633 shares issuable pursuant to Options and 20,309,064 shares issuable upon conversion of 5,077,266 Preferred Shares) and, if they tender all of their Ordinary Shares and Preferred Shares in the Offer, they will receive payment for their shares in the same manner and to the same extent as the other shareholders of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. At a meeting held on July 9, 2001, the Board unanimously (i) approved the Acquisition Agreement, the Offer, the Compulsory Acquisition, the Scheme of Arrangement and the other transactions contemplated by the Acquisition Agreement, (ii) determined that the Acquisition Agreement, the Offer, the Compulsory Acquisition and the Scheme of Arrangement are fair to, and in the best interest of, the shareholders of the Company other than, with respect to transactions contemplated by the Principal Shareholders Agreement, the Principal Shareholders and (iii) resolved to recommend that the holders of Ordinary Shares accept the Offer and tender their Ordinary Shares into the Offer. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER. Copies of the Company's letter to the shareholders of the Company communicating the Board's recommendation and the press release announcing the Acquisition Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.
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     (b) (i) Background of the Offer.

     As part of its ongoing oversight of the management of the affairs of the Company, the Board, together with management of the Company, monitors and reviews the Company's strategy in its efforts to enhance and maximize shareholder value. The Company also from time to time has received unsolicited, preliminary inquiries regarding strategic transactions from other companies as well as investment banking firms. None of such contacts has progressed beyond very preliminary and non-substantive discussions.

     In a telephone call on March 12, 2001 that was initiated by John B. Hess, Chairman of the Board and Chief Executive Officer of Amerada Hess, Mr. Hess proposed to Thomas O. Hicks, Chairman of the Company and Chairman and Chief Executive Officer of Hicks Muse, a possible sale of the Company to Amerada Hess. Mr. Hess stressed that Amerada Hess would only be willing to proceed if the Company agreed to deal with Amerada Hess exclusively for a limited period of time. Mr. Hicks indicated his interest in exploring a potential sale of the Company to Amerada Hess. Mr. Hess and Mr. Hicks agreed that they would each instruct their management to engage in a more detailed analysis of a possible sale transaction to determine whether or not to pursue such a transaction.

     At a regularly scheduled Board meeting held on March 14, 2001, management of the Company discussed the Company's strategic direction with the Board. At this meeting, the Board reviewed with management three strategies that management recommended be considered by the Board to maximize shareholder value: continuing the exploration and development of the Company's existing properties; exploring a strategic acquisition or merger; and pursuing a sale of the Company. During this discussion, management and the Board discussed several third parties as potential candidates for a strategic transaction, including a sale of the Company. Among the companies discussed was Amerada Hess. After discussing these strategic alternatives with management, the Board determined that the Company should continue its exploration strategy but also should evaluate other alternatives to maximize shareholder value. The Board also authorized the Company to engage J.P. Morgan as a financial advisor to the Company to assist the Board in evaluating strategic alternatives for the Company. On April 20, 2001, representatives of J.P. Morgan met with Company management to review information relevant to an analysis of strategic alternatives for the Company.

     On May 9, 2001, representatives of J.P. Morgan met with representatives of Amerada Hess to discuss Amerada Hess' interest in pursuing an acquisition of the Company and certain business and operational information about the Company as part of Amerada Hess' preliminary due diligence.

     On May 10, 2001, in response to an unsolicited, preliminary request by a third party (the "Second Party"), the Company entered into a confidentiality agreement with the Second Party for the purpose of allowing the Second Party to begin an evaluation of a possible business combination transaction with the Company. In the confidentiality agreement, the Second Party agreed that it would not pursue an unsolicited bid to acquire the Company for a period of two years.

     On May 15, 2001, prior to a regularly scheduled Board meeting to be held on that date, representatives from J.P. Morgan discussed with members of the Board and management of the Company strategic alternatives being considered by the Company, including a sale of the Company, and identified Amerada Hess as a possible acquiror due to the conversations that had taken place as discussed above. At the May 15, 2001, Board meeting following discussions with J.P. Morgan, the Board further discussed strategic alternatives for the Company of continuing the current exploration and operating strategy and pursuing alternative transactions, including a sale of the Company. Mr. Musselman discussed with the Board that the Company had received unsolicited, preliminary indications of interest or requests for confidential information from three third parties, which were Amerada Hess, the Second Party, and a third party with whom the Company had entered into a confidentiality agreement in October 2000 (the "Third Party"), and that the Company had provided or was in the process of providing to the Second Party and the Third Party confidential information regarding the Company pursuant to confidentiality agreements. The Third Party agreed in its confidentiality letter not to pursue an unsolicited bid for the Company through October 2002. The Board then discussed the advantages and disadvantages of various possible transactions. The Board also authorized the Company to engage J.P. Morgan to render financial advisory services to the Company with respect to transactions that management deemed appropriate to evaluate. The Board also determined to continue discussions with the companies, including Amerada Hess, that had expressed an interest in acquiring the Company.

     On May 16, 2001, Mr. Hicks met telephonically with representatives of J.P. Morgan to discuss Amerada Hess' interest in evaluating an acquisition of the Company and Mr. Hess' requirement that Amerada Hess be given a period of exclusive dealing.

     On May 17, 2001, management of the Company delivered an oral presentation and confidential information to the Second Party. After providing this presentation the Company has not received any further requests or indications of interest from, or engaged in any substantive discussions with, the Second Party regarding a possible transaction.

     In May 2001, the Company also provided additional confidential information to the Third Party at its request. After providing the information to the Third Party, the Company did not receive any further requests or indications of interest from, or engage in any substantive discussions with, the Third Party, although the Third Party did contact the Company to request additional due diligence information after the Company had signed the confidentiality agreement with Amerada Hess as described below, which request, in accordance with the confidentiality agreement with Amerada Hess, the Company declined.

     In mid-May, after the May 15 Board meeting, Amerada Hess and the Company began negotiating a confidentiality agreement and Amerada Hess indicated that it would require a due diligence review of certain non-public business and legal information regarding the Company for the purpose of determining if further exploration of a possible acquisition of the Company was warranted. While the parties were negotiating the principal terms of the confidentiality agreement, including provisions relating to exclusive dealing with Amerada Hess, Amerada Hess furnished the Company with a request for information for due diligence purposes. On June 4, 2001, Amerada Hess and the Company signed the confidentiality agreement. In the confidentiality agreement, Amerada Hess agreed not to pursue an unsolicited bid to acquire the Company through June 4, 2002, and the Company agreed, as was required by Amerada Hess, that the Company would deal exclusively with Amerada Hess regarding a potential acquisition of the Company until July 15, 2001. After the confidentiality agreement between the Company and Amerada Hess was signed, Amerada Hess received information responsive to its earlier due diligence request. Amerada Hess made several subsequent written requests for information and each time the Company forwarded this information promptly.

     On June 6, 2001, Mr. Hess and a senior executive of Amerada Hess met with James C. Musselman, President and Chief Executive Officer of the Company at the Amerada Hess office in New York to discuss further a possible acquisition of the Company. Messrs. Hess and Musselman primarily discussed the Company's business, strategy and operations. They did not discuss possible acquisition prices or a structure for the transaction. Representatives of J.P. Morgan were also present at this meeting. This meeting was followed by further discussions on June 6, 2001, about the Company's business and operations between Mr. Musselman and W.S.H. Laidlaw, the President and Chief Operating Officer of Amerada Hess.

     As part of Amerada Hess' due diligence, J.P. Morgan had suggested that senior management of Amerada Hess should meet with the Company's senior management in Dallas and conduct further business and legal due diligence of the Company to enable Amerada Hess to further develop a proposal to acquire the Company. On June 25 and 26, 2001, Messrs. Hess and Laidlaw, together with other senior executives of Amerada Hess, met with Mr. Musselman, A.E. Turner, III, Senior Vice President and Chief Operating Officer of the Company, and other senior executives of the Company, together with representatives of J.P. Morgan, to conduct additional legal and business due diligence of the Company and to discuss further a possible acquisition of the Company by Amerada Hess.

     On July 2, 2001, Mr. Hess, on behalf of Amerada Hess, sent a letter to Mr. Hicks proposing to acquire 100% of the outstanding share capital of the Company at a price of $44.00 per Ordinary Share in cash and $176.00, plus accrued dividends, per Preferred Share in cash. The proposal stated that Amerada Hess would rely solely on its own cash resources, including available lines of credit, to finance the acquisition. The proposal was conditioned on entering into a definitive agreement with the Principal Shareholders pursuant to which the Principal Shareholders would grant to Amerada Hess an irrevocable option to purchase their shares of the

Company. The letter also stated that Amerada Hess would require the Company to agree not to solicit, initiate, negotiate, encourage or enter into an alternative acquisition proposal. The letter stated that the proposal would only be available to the Company until July 10, 2001.

     On July 3, 2001, Mr. Hicks telephoned Mr. Hess and stated that Mr. Hicks had discussed Amerada Hess' proposal with certain members of the Board and that they had indicated their interest in pursuing the proposal. Messrs. Hess and Hicks agreed that representatives of the Company and Amerada Hess and their respective legal and financial advisors should meet as soon as possible to conclude Amerada Hess' business and legal due diligence and to negotiate the definitive terms of the acquisition.

     On July 4, 2001, Amerada Hess' legal advisors delivered to the Company and its legal advisors and to Hicks Muse and its legal advisors a draft acquisition agreement and a draft option agreement for the purchase of the Company shares held by the Principal Shareholders.

     On the morning of July 5, 2001, the Board met to discuss, together with its legal and financial advisors, the structure of the acquisition of the Company as reflected in the draft acquisition agreement delivered to the Company on July 4.

     On July 5, 2001, at a telephonic special meeting of the Board, the Board discussed the terms of the Amerada Hess offer with J.P. Morgan and the Company's legal counsel. J.P. Morgan provided the Company with a preliminary financial analysis of the offer. The Company's U.S. legal counsel reviewed the structure of the proposed transaction and the material issues related to the draft acquisition agreement that had been delivered on July 4. Cayman Islands counsel also reviewed for the Board its fiduciary obligations under Cayman Islands law in general and in the context of a sale of control of the Company. The Board authorized the Company and its counsel to continue discussions with Amerada Hess in an effort to arrive at more definitive transaction terms.

     On July 5, 2001, representatives of Amerada Hess and its financial advisors met in Dallas with representatives of the Company and J.P. Morgan to conduct additional confirmatory due diligence regarding the Company's business and operations. Additionally, following the Board meeting, in the afternoon of July 5, representatives of Amerada Hess and its legal advisors met in Dallas with the Company's legal advisors to discuss the structure of and significant issues related to the proposal to acquire the Company as reflected in the draft acquisition agreement. In particular, the Company's legal advisors negotiated for the ability of the Company to accept a superior acquisition proposal if one were to be made prior to the completion of the Offer. Amerada Hess' representatives and legal advisors insisted, however, that Amerada Hess would not be willing to proceed if the Company could terminate the acquisition agreement with Amerada Hess if a superior proposal was made to acquire the Company. The representatives also discussed structural matters related to the acquisition in connection with the requirements of Cayman Islands law. In particular, they discussed the minimum amount of shares that Amerada Hess would need to purchase in a tender offer to ensure that Amerada Hess could effect an acquisition of any shares not tendered into the tender offer. Additionally, the Company's legal advisors insisted that Amerada Hess would have to narrow the scope of the conditions to its tender offer.

     Following these discussions, Amerada Hess' representatives and legal advisors met with the legal advisor for Hicks Muse during the afternoon of July 5 to negotiate the terms of Amerada Hess' proposed option to purchase the Ordinary Shares and Preferred Shares owned by the Principal Shareholders. Hicks Muse's legal advisor insisted that the Principal Shareholders would not grant to Amerada Hess an option to purchase such shares unless the Principal Shareholders had the ability to terminate the option if the Company terminated its acquisition agreement with Amerada Hess to pursue a superior acquisition proposal. Hicks Muse's legal advisor indicated that the Principal Shareholders would, however, be willing to commit to sell their Ordinary Shares and Preferred Shares to Amerada Hess if Amerada Hess was committed to purchase such shares regardless of whether or not Amerada Hess purchased any Ordinary Shares in the Offer.

     On July 6, 2001, Mr. Hess telephoned Mr. Hicks to discuss the progress of the negotiations. Mr. Hess and Mr. Hicks discussed the outstanding issues. Mr. Hess agreed to increase Amerada Hess' proposal to $45.00 per Ordinary Share in cash and to limit Amerada Hess' conditions to its offer if the Board would agree to withdraw its request for the ability to terminate the agreement in the event a superior proposal were received. He also agreed that Amerada Hess would irrevocably commit to the purchase of the Ordinary Shares and Preferred Shares owned by the Principal Shareholders whether or not Amerada Hess completed the Offer, if the Principal Shareholders would irrevocably commit to sell such shares to Amerada Hess.

     On July 6, the Board reconvened telephonically to discuss, together with its legal and financial advisors, the status of the negotiations and outstanding issues. At this meeting, Mr. Hicks reported to the Board his conversation with Mr. Hess earlier in the day. The Company's legal counsel also reviewed with the Board the material terms of the transaction and the status of negotiations. The Board discussed with its legal counsel Amerada Hess' demand that the Company not have the right to terminate the agreement in the event a superior proposal was received, as well as Amerada Hess' agreement to increase the per share price and limit Amerada Hess' offer conditions. The Board then instructed its legal and financial advisors to proceed to attempt to finalize the terms of the definitive documents.

     Thereafter, from Friday, July 6 through Monday, July 9, representatives of Amerada Hess and the Company and their respective legal advisors negotiated the terms of the acquisition and finalized the definitive Acquisition Agreement and related documents. Additionally, Amerada Hess' representatives and legal advisors negotiated with the Company's and Hicks Muse's legal advisors and finalized the definitive Principal Shareholders Agreement.

     On July 9, 2001, the Board held a telephonic special meeting to review and discuss with the Company's legal and financial advisors the proposed final terms and conditions of the proposed transactions and the applicable agreements. At the meeting, J.P. Morgan reviewed with the Board its financial analysis of the consideration payable in the Offer and Scheme of Arrangement or Compulsory Acquisition, as applicable, and rendered to the Board an oral opinion (confirmed in writing) that, as of the date of the opinion and on the basis of and subject to certain matters stated in such opinion, the consideration to be received in the proposed Offer and either the proposed Compulsory Acquisition or the proposed Scheme of Arrangement, as applicable, by the holders of Ordinary Shares and holders of Preferred Shares (other than Amerada Hess or any direct or indirect subsidiary thereof) is fair, from a financial point of view, to such holders (other than, in the case of the transactions contemplated by the Principal Shareholders Agreement, the Principal Shareholders). In addition, the Company's legal advisors summarized for the Board the most recent drafts of the Acquisition Agreement and other transaction documents, copies of which had been distributed to the Board prior to the meeting. Following the Board's review of the proposed final terms of the Acquisition Agreement and the transactions contemplated thereby, the Board determined that the Acquisition Agreement, and the transactions contemplated thereby, are fair to, and in the best interest of, the shareholders of the Company, approved the Acquisition Agreement and the transactions contemplated thereby and resolved to recommend that the Company's shareholders accept the Offer and tender their Ordinary Shares pursuant to the Offer.

     Amerada Hess' Board of Directors met later that day and unanimously approved the acquisition of the Company. The Acquisition Agreement and the Principal Shareholders Agreement and related documents were then executed and delivered by the Company, Amerada Hess, Purchaser and the Principal Shareholders after the close of trading on June 9, 2001. On the morning of July 10, 2001, Amerada Hess and the Company issued a joint press release announcing the transaction.

     (ii) Reasons for the Recommendation of the Board of Directors. In reaching its recommendations described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

          1. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of the operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates.

          2. Transaction Financial Terms/Premium to Market Price. The Board reviewed the relationship of the Offer Price to the historical market prices of the Ordinary Shares. The Offer Price of $45.00 per Ordinary Share represents a 50.5% premium over the $29.90 closing price of the Ordinary Shares on the

     New York Stock Exchange on July 9, 2001 and a 49.4% premium over the $30.125 average closing price for the 30-day trading period ending on July 9, 2001. The Board also considered the form of consideration to be paid to holders of Ordinary Shares in the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable, and the certainty of value of such cash consideration compared to non-cash consideration. The Board was aware that the consideration to be received by holders of Ordinary Shares in the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable, would be taxable to such holders for federal income tax purposes.

          3. J.P. Morgan Fairness Opinion. The Board took into account the presentations and advice from J.P. Morgan and the oral opinion of J.P. Morgan on July 9, 2001 (later confirmed in writing as of the same date), to the effect that as of that date, the consideration to be received in the Offer and either the proposed Compulsory Acquisition or the proposed Scheme of Arrangement, as applicable, by the holders of Ordinary Shares and the holders of Preferred Shares (other than Amerada Hess or any direct or indirect subsidiary thereof) was fair, from a financial point of view, to such holders (other than, in the case of the transactions contemplated by the Principal Shareholders Agreement, the Principal Shareholders), subject to the assumptions and qualifications set forth therein. A copy of the opinion rendered by J.P. Morgan to the Board, setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by J.P. Morgan in arriving at its opinion, is attached hereto as Annex B and is incorporated herein by reference. Shareholders are urged to read this opinion in its entirety.

          4. Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Acquisition Agreement, including the structure of the transactions as a tender offer for any and all of the unconditionally allotted or issued and fully paid Ordinary Shares, which should allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by either the Compulsory Acquisition or the Scheme of Arrangement, as applicable, in which shareholders will receive the same consideration as received by shareholders who tender their Ordinary Shares for purchase in the Offer. The Board also considered the financial condition and business reputation of Amerada Hess and the ability of Amerada Hess and Purchaser to complete the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable, in a timely manner.

          5. Strategic Alternatives. The Board considered the potential strategic alternatives available to the Company, including remaining independent, and the viability and risks associated with each alternative.

          6. Limited Conditions to Consummation. The Board discussed how the obligations of Amerada Hess and Purchaser to consummate the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable, are each subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals and the terms of the Acquisition Agreement regarding the obligations of the companies to pursue such regulatory approvals.

          7. Alternative Transactions. The Board considered the fact that the Company is not permitted to terminate the Acquisition Agreement if any alternative acquisition proposal is presented. The Board also considered that the Company would be required to pay a $130 million termination fee, plus expenses reimbursement, if the Acquisition Agreement is terminated in certain circumstances, including if Amerada Hess terminates the Acquisition Agreement after the Board withdraws, modifies or amends, in a manner adverse to Amerada Hess or Purchaser, its approval, adoption or recommendation of the Offer or the transactions contemplated by the Acquisition Agreement. The Board also considered the possible effect of these provisions of the Acquisition Agreement on third parties who might be interested in acquiring the Company. In this regard, the Board recognized that the provisions of the Acquisition Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Amerada Hess and Purchaser as a condition to entering into the Acquisition Agreement. The Board also took into account the views of management and J.P. Morgan as to the likelihood that a third party would be prepared to pay a higher price for the Ordinary Shares than the consideration offered in the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable, in a transaction that could be completed on a timely basis. The Board considered this to be unlikely, particularly in light of the fact that under Cayman Islands law it will not be possible for any other potential acquirer to purchase the entire share capital of the Company without Amerada Hess' agreement as a result of the purchase of the Principal Shareholders' Ordinary Shares and Preferred Shares pursuant to the Principal Shareholders Agreement.

          8. Terms of the Acquisition Agreement. The Board considered the terms of the Acquisition Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations.

          9. Advice of Legal Counsel. The Board considered the advice of the Company's legal advisors with respect to the terms of the Acquisition Agreement, the Offer, the Compulsory Acquisition and the Scheme of Arrangement.

     The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Acquisition Agreement and recommend that holders of Ordinary Shares tender their Ordinary Shares in the Offer.

     (c) Intent to Tender. To the Company's knowledge after reasonable inquiry, the Company's executive officers, directors and affiliates currently intend to tender all Ordinary Shares held of record or beneficially by them pursuant to the Offer, except to the extent that such tender would violate applicable securities laws or require disgorgement of profits from any such tender offer under Section 16 of the Exchange Act. The foregoing does not include Ordinary Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     As discussed in Item 3 above, pursuant to the Financial Advisory Agreement, Hicks Muse Partners has acted as financial advisor to the Company in connection with the transactions contemplated by the Acquisition Agreement. The Company also has retained J.P. Morgan to act as co-financial advisor with Hicks Muse Partners in connection with the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable. Pursuant to the terms of J.P. Morgan's engagement, the Company has agreed to pay J.P. Morgan for its services an amount equal to a percentage of the total consideration payable in the Offer and either the Compulsory Acquisition or Scheme of Arrangement, as applicable, and the amount of outstanding indebtedness for borrowed money at the time of the transaction. If the transactions contemplated by the Acquisition Agreement result in Amerada Hess, Purchaser or any other subsidiary of Amerada Hess acquiring a majority, but less than all, of the outstanding shares of the Company, the consideration will be calculated with respect to the consideration payable with respect to the shares actually acquired, plus the amount of outstanding indebtedness for borrowed money at the time of the transaction. The fee is payable upon the closing of the Offer and, if applicable, either the Compulsory Acquisition or Scheme of Arrangement. The aggregate fee payable to J.P. Morgan and Hicks Muse Partners currently is estimated to be approximately $30.0 million, assuming that all of the outstanding Ordinary Shares and Preferred Shares are acquired by Purchaser, with such fee to be divided equally between J.P. Morgan and Hicks Muse Partners in accordance with the Financial Advisory Agreement. If the Company receives any payment from another person following or in connection with the termination, abandonment or failure to occur of the transactions contemplated by the Acquisition Agreement, then J.P. Morgan and Hicks Muse Partners will be entitled to receive from the Company an amount (which will be divided evenly between J.P. Morgan and Hicks Muse Partners) equal to a percentage of the excess of the amount paid to the Company over the Company's expenses.

     The Company also has agreed to reimburse J.P. Morgan for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of legal counsel, and to indemnify J.P. Morgan and related parties against certain liabilities arising out of J.P. Morgan's engagement. J.P. Morgan in the past has provided services to the Company unrelated to the Offer and the Compulsory Acquisition or Scheme of Arrangement, as applicable, for which services J.P. Morgan has received customary compensation. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade or hold the securities of the Company and affiliates of Amerada Hess for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer or the Compulsory Acquisition or Scheme of Arrangement, as applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     James C. Musselman, Chief Executive Officer of the Company and a member of the Board; A.E. Turner, III, Senior Vice President and Chief Operating Officer of the Company; W. Greg Dunlevy, Senior Vice President, Chief Financial Officer and Treasurer of the Company; and Marvin Garrett, Vice President, Production of the Company, each purchased 500 Ordinary Shares pursuant to the Company's employee stock purchase plan on June 29, 2001 at a price of $25.0219 per share, which price was established pursuant to a formula set forth in the stock purchase plan. In addition, during the past 60 days Mr. Musselman purchased approximately 55 Ordinary Shares pursuant to the Company's 401(k) savings plan at per share prices ranging from $24.30 to $30.18. During the past 60 days, Mr. Garrett purchased approximately 64 Ordinary Shares pursuant to the Company's 401(k) savings plan at per share prices ranging from $24.30 to $31.46.

     During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director, or affiliate of the Company has effected any other transaction in the Ordinary Shares.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to:

     - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

     - an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

     - a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

     - any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

     Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     On July 9, 2001, the Company and Mellon Investor Services LLC executed Amendment No. 4 (the "Rights Agreement Amendment") to the Rights Agreement dated as of March 25, 1996, as amended (the "Rights Agreement"). The Rights Agreement Amendment provides that the Rights Agreement is inapplicable to the transactions contemplated by the Acquisition Agreement and the Principal Shareholders Agreement. It also provides that Amerada Hess and Purchaser or the affiliates and associates of each shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement (i) until the Acquisition Agreement and the Principal Shareholders Agreement shall terminate and neither Amerada Hess nor Purchaser purchases any Ordinary Shares or Preferred Shares pursuant thereto or
(ii) if Amerada Hess or Purchaser has purchased any Ordinary Shares or Preferred Shares pursuant thereto then at such time after such purchase that Amerada Hess, Purchaser and their respective affiliates and associates, collectively, cease to be the beneficial owner of at least 10% or more of the number of outstanding Ordinary Shares (assuming for the purpose of this calculation the conversion or exchange of all outstanding securities of the Company convertible into or exchangeable into Ordinary Shares). Notwithstanding anything in the Acquisition Agreement to the contrary, a Share Acquisition Date and a Distribution Date (each as defined in the Rights Agreement) will not be deemed to have occurred as a result of the execution of the Acquisition Agreement or the Principal Shareholders Agreement, or the public announcement or consummation (or the public announcement of such consummation) of the transactions contemplated by the Acquisition Agreement or the Principal Shareholders Agreement, or any other acquisition by Amerada Hess, Purchaser or any of their affiliates or associates of beneficial ownership of Ordinary Shares or Preferred Shares, or any public announcement thereof, after the purchase by Amerada Hess or Purchaser of Ordinary Shares or Preferred Shares pursuant to the Acquisition Agreement or the Principal Shareholders Agreement, until after such time as Amerada Hess, Purchaser and their respective affiliates and associates cease to be the beneficial owner of an aggregate of 10% or more of the number of outstanding Ordinary Shares (assuming for the purpose of this calculation the conversion or exchange of all outstanding securities of the Company convertible into or exchangeable for Ordinary Shares). A copy of the Rights Agreement Amendment is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

     This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including without limitation statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, the risk factors described from time to time in the Company's documents and reports filed with the Commission.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

         (a)(1)          -- Offer to Purchase, dated July 17, 2001 (filed as an
                            exhibit to Purchaser's Tender Offer Statement on Schedule
                            TO, dated July 17, 2001, and incorporated herein by
                            reference).*
         (a)(2)          -- Letter of Transmittal (filed as an exhibit to Purchaser's
                            Tender Offer Statement on Schedule TO, dated July 17,
                            2001, and incorporated herein by reference).*
         (a)(3)          -- Letter to shareholders of the Company, dated July 17,
                            2001.*
         (a)(4)          -- Joint Press Release issued by Amerada Hess and the
                            Company on July 10, 2001 (filed as an exhibit to the
                            Company's Schedule 14D-9-C on July 10, 2001, and
                            incorporated herein by reference).
         (a)(5)          -- Opinion of J.P. Morgan, dated July 9, 2001 (included as
                            Annex B to this Schedule 14D-9).*
         (a)(6)          -- Information Statement of the Company dated July 17, 2001
                            (included as Annex A to this Schedule 14D-9).*
         (e)(1)          -- Acquisition Agreement, dated as of July 9, 2001, by and among the Company, Purchaser and Amerada Hess (filed as
                            Exhibit 2.1 to the Company's Form 8-K, dated July 9, 2001
                            and filed July 11, 2001, and incorporated herein by
                            reference).
         (e)(2)          -- Principal Shareholders Agreement, dated July 9, 2001, by and among Amerada Hess, Purchaser, the Company and the
                            shareholders of the Company listed on Annex A thereto
                            (filed as Exhibit 10.1 to the Company's Form 8-K, dated
                            July 9, 2001 and filed July 11, 2001, and incorporated
                            herein by reference).

         (e)(3)          -- Shareholders Agreement, dated as of September 30, 1998, between the Company and HM4 Triton (filed as Exhibit
                            10.68 to the Company's Quarterly Report on Form 10-Q for
                            the quarter ended September 30, 1998, and incorporated
                            herein by reference).
         (e)(4)          -- Amendment No. 2 to Shareholders Agreement, dated as of
                            July 9, 2001, between the Company and HM4 Triton (filed
                            as Exhibit 10.2 to the Company's Form 8-K, dated July 9,
                            2001 and filed July 11, 2001, and incorporated herein by
                            reference).
         (e)(5)          -- Amendment No. 4 to Rights Agreement, dated July 9, 2001, between the Company and Mellon Investor Services LLC
                            (filed as Exhibit 4.1 to the Company's Form 8-K, dated
                            July 9, 2001, and filed July 11, 2001, and incorporated
                            herein by reference).
         (e)(6)          -- Amendment No. 1 to Acquisition Agreement, dated as of
                            July 17, 2001, by and among the Company, Purchaser and
                            Amerada Hess (filed as Exhibit 2.2 to the Company's Form
                            8-K/A, dated July 9, 2001 and filed July 17, 2001, and
                            incorporated herein by reference).

---------------

* Included in materials delivered to shareholders of the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TRITON ENERGY LIMITED

                                            By:    /s/ A.E. TURNER, III
                                              ----------------------------------
                                                       A.E. Turner, III
                                                    Senior Vice President

July 17, 2001

                                                                         ANNEX A

                             TRITON ENERGY LIMITED
                        CALEDONIAN HOUSE, JENNETT STREET
                                 P.O. BOX 1043
                                  GEORGE TOWN
                          GRAND CAYMAN, CAYMAN ISLANDS

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

       NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

     This Information Statement is being mailed on or about July 17, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Triton Energy Limited (the "Company") to the holders of record of ordinary shares, par value $0.01 per share, of the Company (the "Ordinary Shares"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein and defined in the Schedule 14D-9 shall have the meanings assigned to them in the
Schedule 14D-9.

     The Company, Amerada Hess Corporation, a Delaware corporation ("Amerada Hess"), and Amerada Hess (Cayman) Limited, a company limited by shares organized under the laws of the Cayman Islands and a wholly-owned subsidiary of Amerada Hess ("Purchaser"), entered into an Acquisition Agreement, dated as of July 9, 2001, as amended (the "Acquisition Agreement"), in accordance with the terms and subject to the conditions of which Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time on Monday, August 13, 2001, unless extended.

     The Acquisition Agreement entitles Purchaser to designate directors to the Board under the circumstances described therein upon the acceptance for payment of, and payment by Purchaser for, Ordinary Shares tendered and not properly withdrawn pursuant to the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including information incorporated by reference) concerning Purchaser and Purchaser Designees (as defined herein) has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Ordinary Shares and 8% convertible preference shares, par value $0.01 per share (the "Preferred Shares"), of the Company are the only voting securities of the Company outstanding. As of July 13, 2001, there were 38,057,231 Ordinary Shares and 5,180,265 Preferred Shares outstanding, each of which currently is convertible at the option of the holder into four Ordinary Shares. The Board currently consists of ten members. Each Ordinary Share is entitled to one vote. Holders of Preferred Shares are entitled to vote as a single class with the holders of Ordinary Shares on an as-converted basis, and each Preferred Share is entitled to four votes. The officers of the Company serve at the discretion of the Board.

                INFORMATION WITH RESPECT TO PURCHASER DESIGNEES

     Pursuant to the Acquisition Agreement, promptly upon the acceptance for payment of, and payment by Purchaser for, Ordinary Shares tendered and not properly withdrawn pursuant to the Offer, Purchaser will be entitled to designate up to such number of directors on the Board (each, a "Purchaser Designee") as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) a fraction, the numerator of which shall be the number of votes represented by the Ordinary Shares (determined on an as-converted basis assuming that all then-outstanding Preferred Shares owned by Amerada Hess and Purchaser are converted into Ordinary Shares) beneficially owned by Amerada Hess and Purchaser and the denominator of which shall be the aggregate number of votes represented by Ordinary Shares (determined on an as-converted basis assuming that all then-outstanding Preferred Shares are converted into Ordinary Shares) then issued and outstanding, and the Company and the Board shall, at such time, take any and all such action necessary to cause the Purchaser Designees to be appointed to the Board in such class of directors (if any) as shall ensure the longest possible term for the Purchaser Designees. Notwithstanding the foregoing, in the event that the Purchaser Designees are appointed to the Board, the Company, Amerada Hess and Purchaser are obligated to use their respective commercially reasonable efforts to ensure that at least two directors on the Board are persons who were directors of the Company on July 9, 2001 (the date of the Acquisition Agreement) (the "Continuing Directors") until
(i) if Amerada Hess or Purchaser requests a scheme of arrangement (the "Scheme of Arrangement") in accordance with Section 86 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "Companies Law"), then the earlier to occur of (A) the effective time of the Scheme of Arrangement or (B) the date on which either (x) the Grand Court of the Cayman Islands (the "Court") declines to sanction the Scheme of Arrangement, (y) the Company's shareholders do not approve the Scheme of Arrangement at any meeting duly called for such purpose or
(z) Amerada Hess and Purchaser abandon the Scheme of Arrangement; (ii) if Amerada Hess and Purchaser are required under the Acquisition Agreement to effect a compulsory acquisition pursuant to Section 88 of the Companies Law (the "Compulsory Acquisition"), then the earlier to occur of (A) the date of completion of the Compulsory Acquisition or (B) the date on which either (x) the Court, pursuant to an application made by a dissenting shareholder, grants an order preventing the acquisition of the applicant's shares pursuant to Section 88 of the Companies Law or (y) Amerada Hess and Purchaser abandon the Compulsory Acquisition; and (iii) the date which is 30 business days after the day that Ordinary Shares are first accepted for payment pursuant to the Offer if Amerada Hess and Purchaser are not required to effect a Compulsory Acquisition and Amerada Hess or Purchaser does not request a Scheme of Arrangement on or before such date; provided that, in such event, if the number of Continuing Directors is reduced below two for any reason whatsoever, the remaining Continuing Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Acquisition Agreement or, if no Continuing Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, shareholders or affiliates of Amerada Hess or the Purchaser, and such persons shall be deemed to be Continuing Directors for purposes of the Acquisition Agreement.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the persons listed below. Purchaser has informed the Company that each of the individuals listed below has consented to act as a director, if so designated.

     The name, age, position with Amerada Hess or an affiliate, and five-year employment history of each of the Purchaser Designees is set forth below. The business address of each Purchaser Designee is 1185 Avenue of the Americas, New York, New York 10036.

                                           POSITION WITH AMERADA HESS OR AFFILIATE
NAME                        AGE                AND FIVE-YEAR EMPLOYMENT HISTORY
----                        ---            ---------------------------------------
John B. Hess..............  47    Chairman of the Board and Chief Executive Officer of
                                  Amerada Hess (1995 to present); Director of Amerada Hess
                                  (1978 to present).
W.S.H. Laidlaw............  45    President and Chief Operating Officer of Amerada Hess
                                  (1995 to present); Director of Amerada Hess (1994 to
                                  present); Director of Premier Oil plc.
John Y. Schreyer..........  62    Executive Vice President and Chief Financial Officer of
                                  Amerada Hess; Director of Amerada Hess (1990 to present).
J. Barclay Collins II.....  56    Executive Vice President and General Counsel of Amerada
                                  Hess (1990 to present); Director of Amerada Hess (1986 to
                                  present); Director of Dime Bancorp, Inc.
Nicholas F. Brady.........  71    Director of Amerada Hess (1994 to present); Chairman of
                                  Darby Overseas Investments, Ltd. (1994 to present); Former
                                  Secretary of the United States Department of the Treasury;
                                  Former Chairman of the Board of Dillon, Read & Co. Inc.;
                                  Director of C2, Inc.; Director of H.J. Heinz Company;
                                  Director or Trustee of various Templeton mutual funds.
Robert N. Wilson..........  60    Director of Amerada Hess (1996 to present); Vice Chairman
                                  of the Board of Directors of Johnson & Johnson (1996 to
                                  present); Director of United States Trust Corporation.
Frank A. Olson............  68    Director of Amerada Hess (1998 to present); Chairman, and
                                  Chief Executive Officer (since at least 1996 to 1999), of
                                  The Hertz Corporation; Director of Becton Dickinson and
                                  Company; Director of White Mountains Insurance Group Ltd.
Edith E. Holiday..........  49    Director of Amerada Hess (1993 to present); Attorney;
                                  Former Assistant to the President of the United States and
                                  Secretary of the Cabinet; Former General Counsel, United
                                  States Department of the Treasury; Director of Beverly
                                  Enterprises, Inc.; Director of Canadian National Railway;
                                  Director of Hercules, Incorporated; Director of H.J. Heinz
                                  Company; Director of RTI International Metals, Inc.;
                                  Director or trustee of various Franklin Templeton mutual
                                  funds.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning the Company's current directors and executive officers as of July 17, 2001, is as follows:

             NAME               AGE                          POSITION
             ----               ---                          --------
Thomas O. Hicks...............  55    Chairman of the Board
James C. Musselman............  53    Chief Executive Officer and Director
A. E. Turner, III.............  53    Senior Vice President and Chief Operating Officer
W. Greg Dunlevy...............  45    Senior Vice President, Chief Financial Officer and
                                      Treasurer
Brian Maxted..................  43    Senior Vice President, Exploration
Marvin Garrett................  45    Vice President, Production
Tom C. Davis..................  53    Director
Sheldon R. Erikson............  59    Director
Jack D. Furst.................  42    Director
John R. Huff..................  55    Director
Michael E. McMahon............  53    Director
C. Lamar Norsworthy...........  54    Director
C. Richard Vermillion, Jr.....  55    Director
J. Otis Winters...............  68    Director

     Thomas O. Hicks. Mr. Hicks has served as Chairman of the Board of Directors of Triton since 1998. Mr. Hicks has served as Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated since 1989. From 1983 to May 1989, Mr. Hicks was Co-Chairman of the Board and Co-Chief Executive Officer of Hicks & Haas Incorporated, a Dallas-based private investment firm. Mr. Hicks also serves as Vice Chairman and director of Clear Channel Communications, Inc., and director of Cooperative Computing, Inc., CorpGroup Limited, Home Interiors & Gifts, Inc., MVS Corporation, Apogent Technologies, Inc. (formerly Sybron International Corporation), and Viasystems Group, Inc.

     James C. Musselman. Mr. Musselman was elected a director of Triton in May 1998 and was elected Chief Executive Officer in October 1998. Previously, Mr. Musselman has served as Chairman, President and Chief Executive Officer of Avia Energy Development, LLC, a private company engaged in gas processing and drilling, since September 1994. From June 1991 to September 1994, Mr. Musselman was the President and Chief Executive Officer of Lone Star Jockey Club, LLC, a company formed to organize a horse racetrack facility in Texas.

     A. E. Turner, III. Mr. Turner was elected Senior Vice President and Chief Operating Officer in March 1999, and prior to that served as Senior Vice President, Operations, since March 1994. From 1988 to February 1994, Mr. Turner served in various positions with British Gas Exploration & Production, Inc., including Vice President and General Manager of Operations in Africa and the Western Hemisphere from October 1993.

     W. Greg Dunlevy. Mr. Dunlevy has served as Senior Vice President and Chief Financial Officer since September 2000. Mr. Dunlevy joined Triton in 1993 as Vice President, Investor Relations and became Treasurer in July 1998. He became Vice President, Finance in March 2000.

     Brian Maxted. Mr. Maxted has served as Senior Vice President, Exploration since September 2000. He served as Vice President, Exploration, from January 1998 to August 2000, and prior to that served as Exploration Manager of Carigali-Triton Operating Company where he led exploration activities in the Gulf of Thailand from 1994 to 1998. From 1979 to 1994, Mr. Maxted was employed by British Petroleum in various capacities, including Exploration Manager, Colombia from 1990 to 1992 and License Manager, Norway from 1992 to 1994.

     Marvin Garrett. Mr. Garrett has served as Vice President, Production, since December 1999, and prior to that served in various capacities within the Company's Operations Department beginning in August 1994, including most recently as Director, Operations. Prior to joining the Company in August 1994, Mr. Garrett served in various positions with British Gas Exploration and Production, Inc., including General Manager and Managing Director of Zaafarana Joint Operating Company in Cairo, Egypt.

     Tom C. Davis. Mr. Davis was elected a director of the Company in May 2001. Mr. Davis has served as Chief Executive Officer of The Concorde Group, a private investment firm, since March 2001. Mr. Davis had served as Managing Partner of Credit Suisse First Boston's (formerly Donaldson, Lufkin & Jenrette Securities Corporation) investment banking and corporate finance activities in the Southwest from March 1984 to February 2001. Mr. Davis is also a director of Suiza Foods Corporation.

     Sheldon R. Erikson. Mr. Erikson has served as a director of the Company since 1995. Mr. Erikson has served as Chairman, President and Chief Executive Officer of Cooper Cameron Corporation, a petroleum and industrial equipment company, since January 1995 and has served as a director of that corporation since March 1995. Mr. Erikson was the Chairman of the Board from 1988 to 1995, and President and Chief Executive Officer from 1987 to 1995, of The Western Company of North America, an oil and gas service company. Mr. Erikson is also a director of Layne Christensen Company, NCI Building Systems, Inc. and Spinnaker Exploration Company.

     Jack D. Furst. Mr. Furst has served as a director of the Company since 1998. Mr. Furst is a partner of Hicks, Muse, Tate & Furst Incorporated, a private investment firm located in Dallas, New York, St. Louis, Buenos Aries and London specializing in strategic investments, leveraged acquisitions and recapitalizations since 1989. From 1987 to May 1989, Mr. Furst was a Vice President and subsequently a partner of Hicks & Haas Incorporated, a Dallas-based private investment firm. Mr. Furst also serves as a director of Cooperative Computing, Inc., Globix Corporation, Home Interiors & Gifts, Inc., International Wire Holding Company, LLS Corp. and Viasystems Group, Inc.

     John R. Huff. Mr. Huff has served as a director of the Company since 1995. Mr. Huff has served as Chief Executive Officer of Oceaneering International, Inc., a company providing engineering and intervention services primarily for underwater operations, since August 1986, and as Chairman of the Board of Oceaneering International since 1990. He also served as President of Oceaneering International from 1986 to 1998. Mr. Huff is also a director of BJ Services Company and Suncor Energy Inc.

     Michael E. McMahon. Mr. McMahon has served as a director of the Company since 1993. Mr. McMahon has served as a partner in RockPort Partners LLC, a merchant banking company, since June 1998. From July 1997 to June 1998, Mr. McMahon was a Managing Director of Chase Securities, Inc., and from October 1994 until July 1997, he was a Managing Director of Lehman Brothers. Prior to joining Lehman Brothers, Mr. McMahon had been a partner in Aeneas Group, Inc., a subsidiary of Harvard Management Company, Inc., since January 1993. Harvard Management Company, Inc. is a private investment company responsible for managing the endowment fund of Harvard University. Mr. McMahon was primarily responsible for the fund's energy and commodities investments. Mr. McMahon also serves as a director of Spinnaker Exploration Company.

     C. Lamar Norsworthy. Mr. Norsworthy has served as a director of the Company since 1998. Mr. Norsworthy has served as Chairman of the Board and Chief Executive Officer of Holly Corporation, an independent refiner of petroleum and petroleum derivatives, since 1979. He also served as President of Holly Corporation from 1988 to 1995.

     C. Richard Vermillion, Jr. Mr. Vermillion has served as a director of the Company since 1998. Mr. Vermillion has served as a director of Varel International, Inc., a drill bit manufacturer and distributor, since August 1998, Chairman of Seismic Energy Products L.P., a manufacturer of structural bearings, since November 1996, Chairman of Gammaloy Holdings L.P., an oilfield service firm, since February 1996, and President of MV Partners, Inc., a private investment firm, since June 1995. From October 1993 to June 1995, Mr. Vermillion was a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm.

     J. Otis Winters. Mr. Winters has served as a director of the Company since 1998. Mr. Winters also served as a director of the Company from September 1993 to May 1996. Mr. Winters was co-founder of PWS

Group (formerly known as Pate, Winters & Stone, Inc.), a consulting firm, in 1989. Since 1989 he has served as Chairman of that company. Mr. Winters also serves as a director of Dynegy, Inc. and Panja Corporation.

     The Company's executive officers are elected annually by the Board to serve until removed or their successors are duly elected and qualified. There are no family relationships among any of the Company's directors or executive officers.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During 2000, the Board met four times and each current director attended at least 75% of the aggregate of all Board and applicable committee meetings, other than Mr. Winters, who attended 72% of such meetings.

     The Board has an Executive Committee, which has the authority subject to restrictions imposed by Cayman Islands law and the Company's Articles of Association, to act for the Board. Messrs. Musselman (Chairman), Erikson, Furst and Hicks currently are members of the Executive Committee. The Executive Committee met or acted by written consent three times during 2000.

     The Board has an Audit Committee, whose functions include the selection and evaluation of the independent auditors, along with the review in conjunction with the independent auditors of the plans and scope of the audit engagement. The committee's functions also include reviewing with the independent auditors their objectivity and independence and the results of their examination, approving the fee charged by the independent auditors and reviewing the Company's internal controls. Messrs. Vermillion (Chairman), Norsworthy and Winters currently are members of the Audit Committee. The Audit Committee met eight times during 2000.

     The Board has a Compensation Committee, which reviews and recommends the compensation to be paid to senior management, and interprets and helps administer the Company's compensation plans. Messrs. Huff (Chairman), Furst, Hicks, McMahon and Winters currently are members of the Compensation Committee. The Compensation Committee met or acted by written consent twelve times during 2000.

     The Board has a Nominating Committee, which is authorized by the Board to recommend nominees for election to the Board and nominees to fill additional directorships that may be created and to fill vacancies that may exist on the Board. Messrs. Winters (Chairman), Furst, McMahon and Vermillion currently are members of the Nominating Committee. The Nominating Committee met or acted by written consent one time during 2000. The Nominating Committee considers nominees recommended by shareholders.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Board has established an Audit Committee, which operates under a written charter adopted by the Board. All of the members of the Audit Committee are independent as determined in accordance with the rules of the New York Stock Exchange and the Securities and Exchange Commission. The Company's management is responsible for the Company's internal controls and the financial reporting processes. The Company's independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report on the financial statements. Under the Audit Committee's charter, the primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities as to these processes. The Committee's functions also include the selection and evaluation of the independent auditors, the review in conjunction with the independent auditors of the plans and scope of the audit engagement and a review with the independent auditors of their objectivity and independence.

     In connection with the preparation of the audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000:

     - The Committee reviewed and discussed the audited financial statements with management of the Company.

     - The Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 and Statement on Auditing Standards No. 90. In general, these auditing standards require the auditors to communicate to the Committee certain matters that are incidental to the audit, such as any initiation of or changes to significant accounting policies, management judgments, accounting estimates and audit adjustments, disagreements with management and the auditors' judgment about the quality of the Company's accounting principles.

     - The Committee received from the independent auditors disclosures regarding their independence required by Independence Standards Board Standard No. 1 and discussed with the auditors their independence. In general, Independence Standards Board Standard No. 1 requires the auditors to disclose to the Committee any relationship between the auditors and its related entities and the Company that in the auditor's professional judgment may reasonably be thought to bear on independence.

     Based on the review and discussion noted above, the Committee recommended to the Board that the audited consolidated financial statements for the year ended December 31, 2000, be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

     This report is submitted by the members of the Audit Committee of the
Board:

C. Richard Vermillion, Jr. (Chairman)         Fitzgerald S. Hudson
C. Lamar Norsworthy                           J. Otis Winters

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION AND CERTAIN TRANSACTIONS

  Transactions with HM4 Triton, L.P. and its Affiliates

     In August 1998, the Company entered into a Shareholders Agreement with HM4 Triton, L.P. and a Financial Advisory Agreement and a Monitoring and Oversight Agreement with Hicks, Muse & Co. Partners, L.P. Messrs. Hicks and Furst are owners of the general partner of Hicks, Muse & Co. Partners and of HM4 Triton, L.P.

     The Shareholders Agreement provides that, subject to the following paragraph, so long as the Board consists of 10 members, HM4 Triton, L.P. may designate four nominees for election to the Board and the Company is obligated to cause HM4 Triton, L.P.'s designees to be nominated for election. If HM4 Triton, L.P. transfers its Preferred Shares, it may also assign its right to designate directors for nomination. Mr. Hicks was HM4 Triton, L.P.'s designee for nomination for election at the 2000 Annual Meeting and Messrs. Furst, Vermillion and Winters were HM4 Triton, L.P.'s designees for nomination for election at the 1999 Annual Meeting.

     The right of HM4 Triton, L.P. (and its designated transferees) to designate nominees for election to the Board will be reduced if the number of Ordinary Shares (assuming conversion of any Preferred Shares into Ordinary Shares) held by HM4 Triton, L.P. and its affiliates is reduced as set forth below:

                OWNERSHIP OF ORDINARY SHARES                      NUMBER OF DIRECTORS
                (INCLUDING PREFERRED SHARES                    ENTITLED TO BE DESIGNATED
            ON AN AS-CONVERTED BASIS) (APPROX.)                     FOR NOMINATION
            -----------------------------------                -------------------------
greater than or equal to 14.8 million                                 4
less than 14.8 million, but greater than or equal to 9.9
  million                                                             3
less than 9.9 million, but greater than or equal to 4.9
  million                                                             2
less than 4.9 million, but greater than or equal to 197,500           1
less than 197,500                                                     0

     So long as HM4 Triton, L.P. is entitled to designate one nominee for director, the Company is required to cause at least one HM4 Triton, L.P. director to be a member of each committee of the Board.

     In the Shareholders Agreement, the Company also agreed that, so long as HM4 Triton, L.P. and its affiliates continue to hold at least approximately 9.9 million Ordinary Shares (assuming conversion of any Preferred Shares held by HM4 Triton, L.P. and its affiliates into Ordinary Shares), or shares representing in the aggregate at least 10% of the outstanding convertible or exchangeable securities, the Company would not take certain actions without the consent of HM4 Triton, L.P. Some of the actions that would require HM4 Triton, L.P.'s consent are listed below:

     - amending the Company's Articles of Association or the terms of the Preferred Shares with respect to the voting powers, rights or preferences of the holders of Preferred Shares;

     - entering into a merger or similar business combination transaction, or effecting a reorganization, recapitalization or other transaction pursuant to which a majority of the outstanding Ordinary Shares or any Preferred Shares are exchanged for securities, cash or other property;

     - authorizing, creating or modifying the terms of any securities that would rank equal to or senior to the Preferred Shares;

     - selling assets comprising more than 50% of the Company's market value;

     - paying dividends on Ordinary Shares or other shares ranking junior to the Preferred Shares;

     - incurring debt over a specified amount; and

     - commencing a tender offer or exchange offer for any Ordinary Shares.

     In the Shareholders Agreement, the Company has granted HM4 Triton, L.P. and persons to whom it transfers its shares certain rights to require the Company to file a registration statement with the Securities and Exchange Commission to permit them to freely sell the Preferred Shares and Ordinary Shares they then own. The Shareholders Agreement provides that one or more holders may require the Company to effect up to five registrations under the Securities Act of 1933 if the shares proposed to be sold represent more than 20% of the then-outstanding shares entitled to be registered. The Shareholders Agreement also provides certain "piggyback" registration rights to these holders whenever the Company proposes to register an offering of any of the Company's capital stock under the Securities Act of 1933. In addition, the Shareholders Agreement contains customary provisions regarding the payment of the holders' expenses relating to offerings by the Company in connection with the exercise of registration rights and regarding indemnification of the Company and the holders for certain securities law violations.

     On July 9, 2001, the Company and HM4 Triton, L.P. entered into an amendment of the Shareholders Agreement (the "Shareholders Agreement Amendment") whereby the parties agreed that upon the sale by HM4 Triton, L.P. of its Ordinary Shares and Preferred Shares to Purchaser pursuant to the Principal Shareholders Agreement, dated as of July 9, 2001, by and among Amerada Hess, Purchaser, the Company, HM4 Triton, L.P. and certain entities affiliated with HM4 Triton, L.P., Amerada Hess, Purchaser or any wholly-owned subsidiary of either of them to which any such shares have been transferred shall be entitled to all the benefits of the Shareholders Agreement held by HM4 Triton, L.P.

     The Financial Advisory Agreement designates Hicks, Muse & Co. Partners, L.P. as the Company's exclusive financial advisor in connection with any Sale Transaction (defined below) unless Hicks, Muse & Co. Partners, L.P. and the Company agree to retain an additional financial advisor in connection with any particular Sale Transaction. The Financial Advisory Agreement requires the Company to pay a fee to Hicks, Muse & Co. Partners, L.P. in connection with any Sale Transaction in an amount equal to the lesser of (i) the fees then charged by first-tier investment banking firms for similar advisory services rendered in similar transactions or (ii) 1.5% of the value of the Sale Transaction. The Company would not have to pay this fee to Hicks, Muse & Co. Partners, L.P. if the Company's Chief Executive Officer elects not to retain any financial advisor in connection with the Sale Transaction. If the Company did retain an additional financial advisor in addition to Hicks, Muse & Co. Partners, L.P. the fee would be divided equally between Hicks, Muse & Co. Partners, L.P. and the additional financial advisor. A "Sale Transaction" is defined as any merger, sale of securities representing a majority of the Company's combined voting power, sale of assets representing more than 50% of the total market value of the Company's assets or other similar transactions. The Company is also required to reimburse Hicks, Muse & Co. Partners, L.P. for reasonable disbursements and out-of-pocket expenses it incurs in connection with its advisory services.

     Pursuant to the Monitoring and Oversight Agreement, Hicks, Muse & Co. Partners, L.P. provides financial oversight and monitoring services as the Company requests and the Company pays to Hicks, Muse & Co. Partners, L.P. an annual fee of $500,000, payable in quarterly installments. In addition, the Company is obligated to reimburse Hicks, Muse & Co. Partners, L.P. for reasonable disbursements and out-of-pocket expenses that either it or its affiliates incur for the Company's account or in connection with the performance of its services.

     The Financial Advisory and Monitoring and Oversight Agreements will remain in effect until the earlier of (i) September 30, 2008 or (ii) the date on which HM4 Triton, L.P. and its affiliates cease to beneficially own at least 5% of the Company's outstanding Ordinary Shares (determined after giving effect to the conversion of all Preferred Shares held by HM4 Triton, L.P. and its affiliates). The Company has agreed to indemnify Hicks, Muse & Co. Partners, L.P. with respect to liabilities it may incur as a result of its services for the Company pursuant to the Financial Advisory Agreement and the Monitoring and Oversight Agreement.

     The Company and Hicks, Muse & Co. Partners, L.P. executed a consent to the Financial Advisory Agreement whereby the Chief Executive Officer of the Company and Hicks, Muse & Co. Partners, L.P. agreed that the retention by the Company of J.P. Morgan Securities Inc. ("J.P. Morgan") as a second financial advisor to the Company in connection with the Offer and transactions related thereto was appropriate. Hicks, Muse & Co. Partners, L.P. agreed that the compensation to be paid to Hicks, Muse & Co. Partners, L.P. in accordance with the Financial Advisory Agreement would be divided evenly between J.P. Morgan and Hicks, Muse & Co. Partners, L.P. The aggregate fee payable to Hicks, Muse & Co. Partners, L.P. pursuant to the Financial Advisory Agreement currently is estimated to be approximately $15 million, assuming that all of the outstanding Ordinary Shares and Preferred Shares are acquired by Purchaser.

     The Company is also required to provide directors' and officers' liability insurance coverage for HM4 Triton, L.P. and its affiliates with respect to any claims brought against them relating to any act or omission of any Company director in his or her capacity as a director of the Company. The Company is required to maintain this coverage for so long as HM4 Triton, L.P. is entitled to nominate any members of the Board.

     From time to time, an affiliate of Hicks, Muse, Tate & Furst Incorporated permits the Company to use a hunting facility in Texas for business purposes, and it charges the Company for the pro rata share of the related costs. During 2000, the Company paid approximately $87,500 to Hicks, Muse, Tate & Furst Incorporated in connection with the use of this facility.

  Other Transactions

     Both Cooper Cameron Corporation and Oceaneering International, Inc. were winning bidders to provide services as subcontractors in connection with the Company's offshore development program in Equatorial Guinea. Cooper Cameron has provided, and continues to provide, certain subsea equipment and related services. During 2000, the Company paid Cooper Cameron approximately $44 million, and the Company expects the amounts it will pay under Cooper Cameron's current contracts will total approximately $40 million during 2001. Oceaneering also has provided, and continues to provide, certain subsea equipment and related services. During 2000, the Company paid Oceaneering approximately $2.6 million. The Company expects the amounts it will pay under Oceaneering's current contracts will total approximately $7.0 million during 2001. Mr. Erickson, a director of the Company, is the Chairman, President and Chief Executive Officer of Cooper Cameron Corporation, and Mr. Huff, a director of the Company, is the Chairman of the Board and Chief Executive Officer of Oceaneering International Inc.

     In November 2000, the Company purchased from a subsidiary of Holly Corporation a one-half interest in a business aircraft for a purchase price of approximately $1.1 million, which was based on an independent appraisal of the aircraft. In addition, the Company agreed to reimburse that entity for its pro rata share of the costs of maintaining and operating the aircraft. Mr. Norsworthy, a director of the Company, is the Chairman and Chief Executive Officer of Holly Corporation.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth, for 2000, 1999 and 1998, the compensation paid to the Company's current Chief Executive Officer and its other four most highly compensated executive officers with annual compensation in excess of $100,000 for the fiscal year 2000 (the "Named Executive Officers").

                                                                                   LONG TERM COMPENSATION
                                                                              ---------------------------------
                                                                                      AWARDS            PAYOUTS
                                                                              -----------------------   -------
                                                                                           SECURITIES
                                           ANNUAL COMPENSATION                             UNDERLYING
                               --------------------------------------------   RESTRICTED    OPTIONS/               ALL OTHER
                               FISCAL   SALARY     BONUS     OTHER ANNUAL       STOCK         SARS       LTIP     COMPENSATION
                                YEAR      ($)       ($)     COMPENSATION(1)     AWARDS       (#)(2)     PAYOUTS       ($)
                               ------   -------   -------   ---------------   ----------   ----------   -------   ------------
James C. Musselman(3)........   2000    525,000   262,500         --              --        150,000       --         33,717
  President and Chief           1999    500,000   495,000         --              --        350,000       --          2,500
  Executive Officer             1998    132,000        --         --              --        315,000       --             --
A.E. Turner, III.............   2000    367,500   183,750         --              --        125,000       --         18,852(4)
  Senior Vice President and     1999    350,000   262,500         --              --        170,000       --         17,232
  Chief Operating Officer       1998    350,000   200,000         --              --        203,000       --         16,337
W. Greg Dunlevy..............   2000    183,456   100,000         --              --         75,000       --         12,655(5)
  Senior Vice President and     1999    174,720    87,360         --              --         85,000       --         11,984
  Chief Financial Officer       1998    174,720    38,104         --              --         57,250       --         11,470
Marvin Garrett...............   2000    170,000   130,000         --              --        100,000       --         15,924(6)
  Vice President, Production    1999    146,156    75,000         --              --         65,000       --          8,769
                                1998    136,822    10,262         --              --         36,750       --          8,209
Brian Maxted.................   2000    200,000   110,000         --              --        100,000       --          4,800(7)
  Senior Vice President,        1999    170,000   102,000         --              --        125,000       --          4,800
  Exploration                   1998    170,000    69,420         --              --        120,500       --          4,800

---------------------

(1) Excludes perquisites and other personal benefits if in total they do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(2) These are stock options to acquire Ordinary Shares.

(3) Mr. Musselman was elected a director of the Company in May 1998 and became Chief Executive Officer in October 1998. Compensation for 1998 includes directors' fees aggregating $7,000 paid to Mr. Musselman while he was a non-employee director (through October 1998). The All Other Compensation amount for 2000 consists of $10,500 employer contributions to the Company's 401(k) savings plan and $23,217 in respect of life insurance premiums for Mr. Musselman's benefit.

(4) Consists of $10,500 in employer contributions to the Company's 401(k) savings plan and $8,352 in respect of life insurance premiums for Mr. Turner's benefit.

(5) Consists of $10,500 in employer contributions to the Company's 401(k) savings plan and $2,155 in respect of life insurance premiums for Mr. Dunlevy's benefit.

(6) Consists of $10,200 in employer contributions to the Company's 401(k) savings plan and $5,724 in respect of life insurance premiums for Mr. Garrett's benefit.

(7) Consists of $4,800 in respect of life insurance premiums for Mr. Maxted's benefit.

STOCK OPTION PLAN

     The following table provides information regarding options granted to the Named Executive Officers in 2000.

                                                  INDIVIDUAL GRANTS
                           ---------------------------------------------------------------    POTENTIAL REALIZABLE VALUE
                             NUMBER OF        % OF TOTAL                                      AT ASSUMED ANNUAL RATES OF
                             SECURITIES      OPTIONS/SARS                                    STOCK PRICE APPRECIATION FOR
                             UNDERLYING       GRANTED TO     EXERCISE OR                            OPTION TERM(1)
                            OPTIONS/SARS     EMPLOYEES IN    BASE PRICE      EXPIRATION      -----------------------------
                           GRANTED (#)(2)   FISCAL YEAR(3)    ($/SH)(4)         DATE            5% ($)         10% ($)
                           --------------   --------------   -----------   ---------------   ------------   --------------
James C. Musselman.......     150,000             9%           39.125         10/6/2005        520,635        2,193,866
A.E. Turner, III.........     125,000             8            39.125         10/6/2005        433,862        1,828,221
W. Greg Dunlevy..........      75,000             5            39.125         10/6/2005        260,317        1,096,933
Marvin Garrett...........     100,000             6            39.125         10/6/2005        347,090        1,462,577
Brian Maxted.............     100,000             6            39.125         10/6/2005        347,090        1,462,577

---------------

(1) Under the rules of the Securities and Exchange Commission, the "potential realizable value" of a stock option is calculated by assuming that the market price of the underlying Ordinary Shares on the date the stock option was granted appreciates at an annual compounded rate of 5% and 10%, respectively, over the terms of the options, irrespective of the current price of the Ordinary Shares. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment.

(2) The options have a term of five years and vest one-third per year.

(3) Options are calculated as a percentage of the sum of all options granted to employees in 2000 (excluding options granted in 2000 to non-employee directors).

(4) In the case of each grant, the exercise price was greater than the closing price of the Ordinary Shares on the date of grant. On October 6, 2000, the closing price was $33.375. The officer may pay an option's exercise price by delivering Ordinary Shares he owns, by paying cash, or in any other form of valid consideration or a combination of any of the foregoing, as determined by the Compensation Committee.

     AGGREGATED OPTION EXERCISES IN 2000 AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED             IN-THE-MONEY
                              SHARES                        OPTIONS AT FY-END (#)       OPTIONS AT FY-END ($)(1)
                           ACQUIRED ON       VALUE       ---------------------------   ---------------------------
                           EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                           ------------   ------------   -----------   -------------   -----------   -------------
James C. Musselman.......    100,000       $2,484,620      231,667        483,333      $3,358,339     $5,166,662
A.E. Turner, III.........    116,666        2,303,969      183,000        293,334       2,152,645      2,512,822
W. Greg Dunlevy..........     10,000          275,000       50,250        140,000         740,335        988,228
Marvin Garrett...........     22,250          629,231       23,333        151,667         357,809        781,566
Brian Maxted.............     53,700        1,560,850       58,967        215,833         794,920      1,652,755

---------------------

(1) Value at fiscal year end is calculated based on the difference between the option exercise price and the closing market price of the Ordinary Shares at December 29, 2000, multiplied by the number of shares to which the option relates. On December 29, 2000, the closing price was $30.

                               PENSION PLAN TABLE

     The following table lists estimated annual benefits payable upon retirement under the Company's Retirement Income Plan ("Retirement Plan"), including amounts attributable to the Company's Supplemental Executive Retirement Plan ("SERP"), to participants with varying average earnings levels and years of service.

                           YEARS OF CREDITED SERVICE

REMUNERATION                                     10        15        20        25        30
------------                                   -------   -------   -------   -------   -------
$150,000....................................    56,568    57,541    58,514    59,487    60,460
 200,000....................................    81,568    82,614    83,660    84,706    85,752
 250,000....................................   106,568   107,614   108,660   109,706   110,752
 300,000....................................   131,568   132,614   133,660   134,706   135,752
 350,000....................................   156,568   157,614   158,660   159,706   160,752
 400,000....................................   181,568   182,614   183,660   184,706   185,752
 450,000....................................   206,568   207,614   208,660   209,706   210,752
 500,000....................................   231,568   232,614   233,660   234,706   235,752
 550,000....................................   256,568   257,614   258,660   259,706   260,752
 600,000....................................   281,568   282,614   283,660   284,706   285,752
 650,000....................................   306,568   307,614   308,660   309,706   310,752
 700,000....................................   331,568   332,614   333,660   334,706   335,752

     Payments made under the Retirement Plan and SERP are based on years of service and annual earnings. Salary and wages are included in the calculation of average earnings, but bonuses, overtime, severance pay and fringe benefits are excluded. The SERP generally provides that a participant may elect to receive benefits under the SERP in equal monthly installments over a period of 20 years. The Company has purchased life insurance to fund a portion of the Company's obligations under the SERP.

     Under the Retirement Plan, the benefit a participant is entitled to receive at his normal retirement date (age 65) is equal to .8% of his average monthly compensation multiplied by his years of service, not to exceed 30 years, plus
 .65% of his excess average monthly compensation multiplied by his years of service, not to exceed 30 years. The Retirement Plan also provides an optional early retirement benefit under which a participant may qualify for a reduced pension after reaching age 55 and the completion of five years of service.

     The SERP provides supplemental retirement benefits to selected employees. The benefit levels under the SERP upon normal (age 60) or early retirement are based on the participant's final average compensation at retirement reduced by the participant's accrued benefit under the Retirement Plan and further reduced by the participant's primary Social Security benefits. The offset for Social Security does not apply to any benefit payable before a participant reaches the age of 62. The normal retirement benefit is 50% of average compensation less 100% of anticipated Social Security less the Retirement Plan benefit multiplied by the accrual percentage. The accrued percentage is 10% for each completed year of service up to 100%. In the event of a change of control, the participant will become fully accrued in the SERP benefit, the benefit will be distributed as a lump sum, and the participant will receive an additional payment as a "gross-up" to cover tax liabilities such that the net lump sum benefit is retained by the participant.

     The Acquisition Agreement provides that the date Ordinary Shares are first accepted for payment pursuant to the Offer constitutes a change of control under the Retirement Plan and the SERP.

     For 2000, the remuneration included in the computation of annual earnings under the Retirement Plan and the SERP for each of the Named Executive Officers was as follows: James C. Musselman, $525,000; A. E. Turner, III, $367,500; W. Greg Dunlevy, $183,500; Marvin Garrett, $170,000; and Brian Maxted, $200,000. The years of credited service under the Retirement Plan and the SERP for each of those individuals were as follows: James C. Musselman, 2; A. E. Turner, III, 7;
W. Greg Dunlevy, 8; Marvin Garrett, 6; and Brian Maxted, 7.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Messrs. Musselman, Turner, Dunlevy, Garrett and Maxted. Among other provisions, each of the agreements with Messrs. Musselman and Turner provides that the officer will be entitled to receive specified benefits in the event of the termination of his employment. If, prior to the occurrence of a change of control, the officer's employment is terminated for a reason other than (a) his death, disability or retirement, (b) for cause, or (c) his voluntary termination other than for good reason, (1) he will be entitled to receive his salary for 18 months following the date of termination and (2) his stock options will become fully vested and remain exercisable for one year.

     If a change of control occurs and within two years following the change of control the employment of Mr. Musselman or Mr. Turner is terminated for a reason other than (a) his death, disability or retirement, (b) for cause, or (c) his voluntary termination other than for good reason, he will be entitled to receive a lump sum severance payment equal to the sum of the following amounts: (1) three times the sum of (x) the highest annual base salary in any of the three preceding years, (y) the highest of the aggregate bonuses in any of the preceding three years and (z) the highest of the contributions made by the Company on his behalf in respect of the Company's 401(k) plans in any of the three preceding years; (2) an amount equal to the lump sum payment to which he would be entitled under the SERP in the event of a change of control as defined in the SERP (in lieu of further payments under the SERP); (3) the present value of the difference in retirement benefit to which he would have been entitled if he would have accumulated three additional years of service after the date of termination; and (4) in the event he is subject to the excise tax imposed by section 4999 of the Internal Revenue Code as a result of the change of control, an additional "gross-up" amount such that, after payment of such excise tax, and any other taxes on such additional amount, he will be entitled to a net amount equal to the amounts set forth in the agreement. In addition, in the event of a change of control, his options will be fully vested and will remain exercisable for one year from the date of termination.

     The employment agreements with Messrs. Dunlevy, Garrett and Maxted provide certain benefits only in the event of the termination of employment following a change of control. If, following a change of control, the officer's employment is terminated for a reason other than (a) his death, disability or retirement,
(b) for cause, or (c) his voluntary termination other than for good reason, each of Messrs. Dunlevy's and Maxted's agreements provide that he will be entitled to receive a lump sum severance payment equal to the sum of the following amounts:
(1) three times the sum of (x) the highest annual base salary in any of the three preceding years, (y) the greater of the highest of the aggregate bonuses in any of the preceding three years or 15% of the highest annual base salary in any of the three preceding years and (z) the highest of the contributions made by the Company on his behalf in respect of the Company's 401(k) plans in any of the three preceding years; (2) the aggregate spread between the exercise prices of all stock options held by the officer, whether or not then exercisable, and the highest price per Ordinary Share actually paid in connection with any change of control; (3) the present value of the difference in retirement benefit to which he would have been entitled if he would have accumulated three additional years of service after the date of termination; and (4) in the event he is subject to the excise tax imposed by section 4999 of the Internal Revenue Code as a result of the change of control, an additional "gross-up" amount such that, after payment of such excise tax, and any other taxes on such additional amount, he will be entitled to a net amount equal to the amounts set forth in the agreement. Mr. Garrett's employment agreement is essentially identical except that his severance benefit is calculated as two times the sum in clause (1) above over a two-year period.

     Notwithstanding the terms of the employment agreements to the contrary, the Acquisition Agreement provides that the date on which Ordinary Shares are first accepted for payment pursuant to the Offer will be deemed to constitute a change of control with respect to each of the employment agreements and each of the Company and Amerada Hess has agreed to administer and perform its obligations under each of the employment agreements as if a change of control occurred on such date.

COMPENSATION OF DIRECTORS

     Stock and Cash Remuneration. The Company's non-employee directors are entitled to receive an annual cash stipend of $25,000 plus $1,000 (or $2,000 in the case of the committee chairmen) for each Board or committee meeting attended. Members of the Board are also reimbursed for travel expenses to meetings of the Board and its committees. On the first trading day of January each year, the Company's non-employee directors automatically receive nonqualified stock options to purchase 15,000 Ordinary Shares. The stock options have an exercise price equal to the closing price of the Ordinary Shares on the date of grant, are fully exercisable upon issuance, and terminate upon the earlier to occur of the tenth anniversary of the date of grant or five years following the termination of service as a director (other than for cause). Accordingly, in January 2001, each of Messrs. Erikson, Hudson, Huff, McMahon, Norsworthy, Vermillion and Winters received nonqualified stock options to purchase 15,000 Ordinary Shares with an exercise price of $25.4375. In addition, in May 2001, Mr. Davis received nonqualified stock options to purchase 15,000 Ordinary Shares with an exercise price of $26.04 when he was elected to the Board in that month.

     Retirement Plan for Directors. The Company has a retirement plan for its non-employee directors. In order to be eligible, a director must have served as an outside director for at least five years or, if a director has served less than five years, (i) have had his service on the Board as an outside director terminated due to death or disability or (ii) have a change of control of the Company occur while he was a director. The annual benefit under the retirement plan is $25,000, payable quarterly and commencing at the beginning of the fiscal quarter next following the later of the date on which a director (i) attains age 65 or (ii) retires from the Board. If a director retires from the Board due to his death or disability, the payments to the director or his estate will commence at the beginning of the next fiscal quarter. The payment of benefits continue for a period equal to the number of years, rounded upwards to the nearest six months, during which the director served as an outside director, but not more than 10 years.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     General. The Compensation Committee of the Board consists of non-employee directors. The Compensation Committee, as part of its review and consideration of executive compensation, takes into account, among other things, the following goals:

     - provision of incentives and rewards that will attract and retain highly qualified and productive people;

     - motivation of employees to high levels of performance;

     - differentiation of individual pay based on performance;

     - ensuring external competitiveness and internal equity; and

     - alignment of Company, employee and shareholder interests.

     The principal components of executive compensation are base pay, discretionary bonus, and long-term incentives in the form of stock options. Executive compensation also includes various benefit and retirement programs. Each element has a somewhat different purpose and all of the determinations of the Compensation Committee regarding the appropriate form and level of executive compensation, including the compensation of the Chief Executive Officer, historically have been negotiated with newly retained executives and thereafter reviewed and adjusted based on the Compensation Committee's ongoing assessment and understanding of the oil and gas business and the Company's relative position in that business, and the Company and the Company's executive officers.

MANAGEMENT COMPENSATION FOR 2000

     In late 1999, management presented to the Board, and the Board approved, a plan and budget for 2000. The plan focused on the continued development and exploration of the Company's interest offshore Equatorial Guinea, and the maximization of the value of the Company's interests in Colombia, the Gulf of Thailand and the remainder of the Company's exploration portfolio, while maintaining financial flexibility. The Compensa-tion Committee believes that management successfully executed that strategy by accomplishing the following goals:

     - bringing the Ceiba field offshore Equatorial Guinea from discovery to production in record time;

     - enhancing the Company's exploration portfolio through the acquisition of interests in new blocks offshore Equatorial Guinea and Gabon;

     - improving the Company's capital structure by restructuring long-term debt and calling the 5% convertible preference shares;

     - increasing profitability and cash flow while the Company benefited from more favorable oil prices; and

     - successfully containing operating and general and administrative expenses, as well as capital expenditures.

     The Committee believes management was successful in accomplishing its operation and financial goals, and accordingly, approved salary increases and bonuses, and the grant of stock options, for the executive officers. The accomplishment of any one of the above goals was not, however, given greater weight than any other in determining salary, bonus or stock option amounts.

     In determining salary increases for executive officers, in general, the Compensation Committee approved increases of about 10% to 30%, adjusted for specified executive officers in the Committee's subjective judgment. In determining bonuses for the executive officers, the Committee noted that, under the Company's compensation policy, in general and subject to the Committee's judgment, the maximum bonus for which the executive officers other than the Chief Executive Officer were eligible was 75% of salary. While the Committee recognized the operational successes of the Company as listed above, the Committee noted that the Company's share price did not perform well relative to other oil and gas companies. Accordingly, the Committee awarded bonuses of about 50% of each executive officer's salary, except in the case of Mr. Garrett, the Company's Vice President, Production, who was awarded a bonus of approximately 75% of his salary.

     In determining the level of stock options to be granted to executive officers, in general, the Compensation Committee approved the grants recommended by management, subject to adjustment by the Committee based on the Committee's subjective judgment as to individual performance. The Compensation Committee continues to believe that an emphasis on equity compensation is in the best interests of shareholders because it more closely aligns management and shareholder interests and maximizes the availability of cash for significant capital expenditures. However, the Compensation Committee established the exercise price for the stock options at $39.125, which was greater than the closing price of the Ordinary Shares as of the date of grant, in order to provide greater incentive to management to increase shareholder value.

     Chief Executive Officer's 2000 Compensation. The Compensation Committee determines the compensation of James C. Musselman, the Company's President and Chief Executive Officer, and is responsible for making all decisions with regard to his compensation. With regard to the 2000 bonus for Mr. Musselman, the Committee referred to the compensation plan based on performance goals, as approved by the shareholders at the 1996 Annual Meeting. Under the plan, the Chief Executive Officer is eligible for a bonus of up to 100% of his salary if this performance is deemed to be "outstanding." For the reasons discussed above, the Committee determined that Mr. Musselman should be awarded a bonus of 50% of his salary, and a salary increase of 5%. In addition, the Committee approved stock options to purchase a total of 150,000 shares for the reasons described above with regard to the other executive officers.

     Compensation Committee Members. This report is submitted by the members of the Compensation Committee of the Board of Directors:

John R. Huff (Chairman)                                        Jack D. Furst
Thomas O. Hicks                                                Michael E. McMahon
J. Otis Winters

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Such persons are required by the Securities and Exchange Commission to furnish the Company with copies of all
Section 16(a) forms they file.

     Based solely on the Company's review of the copies of such forms the Company received with respect to the year ended December 31, 2000, or written representations from certain reporting persons, the Company believes that all filing requirements applicable to the Company's directors, officers and persons who own more than 10% of a registered class of the Company's equity securities have been complied with, except that Fitzgerald S. Hudson filed one report late regarding one transaction and Mr. Hicks filed three reports late regarding three transactions.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table lists, as of July 1, 2001 (except as noted below), the beneficial ownership of the Company's shares by (i) each person known to the Company to own 5% or more of the outstanding Ordinary Shares and Preferred Shares, (ii) each of the Company's directors, (iii) the Named Executive Officers, and (iv) the Company's directors, nominees and executive officers as a group. As of July 1, 2001, there were 37,482,897 Ordinary Shares and 5,180,265 Preferred Shares outstanding. The persons named in the table have sole voting and investment power with respect to all capital shares owned by them, unless otherwise noted.

                                                                       SHARES BENEFICIALLY OWNED
                                                          ---------------------------------------------------
                                                               ORDINARY SHARES            PREFERRED SHARES
                                                          --------------------------   ----------------------
                                                           NUMBER OF      PERCENT OF   NUMBER OF   PERCENT OF
BENEFICIAL OWNER                                           SHARES(1)        CLASS       SHARES       CLASS
----------------                                          ------------    ----------   ---------   ----------
5% SHAREHOLDERS:
HM4 Triton, L.P.........................................    21,557,592(2)    37.4%     5,030,835      97.1%
    c/o Hicks, Muse, Tate & Furst Incorporated
    200 Crescent Court
    Suite 600
    Dallas, Texas 75201

DIRECTORS AND EXECUTIVE OFFICERS:
Thomas O. Hicks(3)......................................    21,968,313       38.1      5,058,685      97.7
Tom C. Davis............................................        20,000       *               --         --
Sheldon R. Erikson......................................       100,000       *               --         --
Jack D. Furst...........................................        73,859(4)    *           17,581       *
John R. Huff............................................       169,000(5)    *            1,000       *
Michael E. McMahon......................................       172,600       *               --         --
C. Lamar Norsworthy.....................................       102,500       *               --         --
C. Richard Vermillion, Jr. .............................        61,000       *               --         --
J. Otis Winters.........................................        66,800       *               --         --
James C. Musselman......................................       320,655       *               --         --
A.E. Turner, III........................................       236,763       *               --         --
W. Greg Dunlevy.........................................        72,355       *               --         --
Marvin Garrett..........................................        39,022       *               --         --
Brian Maxted............................................        92,717       *               --         --
All directors, nominees and executive officers as a
  group (14 persons)....................................    23,495,584(6)    39.7      5,077,266      98.0

---------------------

 *  less than 1%

(1) Includes shares held for the account of the Named Executive Officers pursuant to the Company's 401(k) savings plan, shares held by or for the benefit of wives and minor children of directors and executive officers and entities in which directors or executive officers hold a controlling interest, and include the number of shares indicated as follows that are issuable upon exercise of stock options that are currently exercisable, or are exercisable within 60 days from July 3, 2001; Mr. Davis, 15,000 shares; Mr. Erikson, 90,000 shares; Mr. Huff, 150,000 shares; Mr. McMahon, 172,500 shares; Mr. Norsworthy, 67,500 shares; Mr. Vermillion, 60,000 shares; Mr. Winters, 60,000 shares; Mr. Musselman, 298,333 shares; Mr. Turner, 231,333 shares; Mr. Dunlevy, 61,917 shares; Mr. Garrett, 33,333 shares; Mr. Maxted, 92,717 shares; and the directors and executive officers as a group, 1,332,633 shares.

(2) Includes 20,123,340 Ordinary Shares into which the 5,030,835 Preferred Shares held by HM4 Triton, L.P. could be converted.

(3) Share ownership includes all of the Ordinary Shares and Preferred Shares beneficially owned by HM4 Triton, L.P. Mr. Hicks is a controlling person of the general partner of HM4 Triton, L.P. and as such, may be deemed to be the beneficial owner of the shares owned by HM4 Triton, L.P. Mr. Hicks disclaims beneficial ownership of the shares owned directly by HM4 Triton, L.P. In addition, Mr. Hicks' share ownership includes 665 Ordinary Shares and 2,325 Preferred Shares held as trustee of certain trusts for the benefit of his children, and 3,141 Ordinary Shares and 11,018 Preferred Shares held by two partnerships whose general partners are controlled by Mr. Hicks.

(4) The number of Ordinary Shares includes 70,324 Ordinary Shares that could be acquired upon the conversion of 17,581 Preferred Shares. Mr. Furst's share ownership includes 5,181 Preferred Shares owned by JF Investors, L.P. Mr. Furst wholly owns the general partner of JF Investors, L.P. Mr. Furst disclaims beneficial ownership of the securities owned by JF Investors, L.P. (except to the extent of Mr. Furst's indirect pecuniary interest in such securities).

(5) The number of Ordinary Shares beneficially owned includes the 4,000 Ordinary Shares Mr. Huff could acquire by converting the Preferred Shares he owns.

(6) Includes Ordinary Shares issuable upon conversion of Preferred Shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Please refer to the discussion under "Directors and Executive Officers of the Company -- Compensation Committee Interlocks and Insider Participation and Certain Transactions."

                         CHANGE IN CONTROL ARRANGEMENTS

     The transactions contemplated by the Acquisition Agreement are expected to result in a change of control of the Company. Please refer to Section 11 of the Offer to Purchase, which is incorporated herein by reference.

                               PERFORMANCE GRAPH

     The following chart compares the yearly percentage change in the cumulative total shareholder return on the Company's Ordinary Shares during the five years ended December 31, 2000, with (i) the cumulative total return on the S&P 500 Index and (ii) a peer group of certain oil and gas exploration and development companies selected by the Company. The peer group the Company selected consists of Anadarko Petroleum Corporation, Apache Corporation, Burlington Resources Inc., Devon Energy Corporation (beginning August 31, 2000, and prior to that, Santa Fe Snyder Corp.), EOG Resources, Inc., Ocean Energy, Inc. (beginning March 31, 1999, and prior to that Seagull Energy Corporation), Oryx Energy Company (through the fourth quarter 1998), Pioneer Natural Resources Company (beginning August 8, 1997, and prior to that Mesa Inc.), and Union Texas Petroleum Holdings, Inc. (through June 29, 1998). The comparison assumes $100 was invested on December 31, 1995, in Ordinary Shares and in each of the foregoing indices and that all dividends were reinvested. The returns of each issuer in the selected peer group have been weighted according to their stock market capitalization as of the beginning of each period.

                              [PERFORMANCE GRAPH]

                            CUMULATIVE TOTAL RETURN
         BASED UPON AN INITIAL INVESTMENT OF $100 ON DECEMBER 31, 1995
                           WITH DIVIDENDS REINVESTED

                                                                       S&P      CUSTOM COMPOSITE INDEX
                                               TRITON ENERGY LTD.    500(R)           (9 STOCKS)
                                               ------------------   ---------   ----------------------
Dec-95                                                $100            $100               $100
Dec-96                                                  85             123                125
Dec-97                                                  51             164                117
Dec-98                                                  14             211                 86
Dec-99                                                  36             255                 95
Dec-00                                                  52             232                177

---------------

Source: Georgeson Shareholder Communications Inc.

                                                                         ANNEX B

                                (JP MORGAN LOGO)

July 9, 2001

The Board of Directors
Triton Energy Limited
6688 North Central Expressway
Suite 1400
Dallas, Texas 75206

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value $.01 per share (including the associated Series A Junior Participating Preferred Share Purchase Rights, the "Ordinary Shares"), and the holders of 8% convertible preference shares, par value $.01 per share (the "Preference Shares"), of Triton Energy Limited (the "Company") of the respective consideration to be received by such holders in the proposed tender offer (the "Offer") by Amerada Hess (Cayman) Limited (the "Subsidiary"), a wholly-owned subsidiary of Amerada Hess Corporation (the "Transaction Partner"), and the subsequent Compulsory Acquisition or Scheme of Arrangement (each as defined below), pursuant to which the Transaction Partner and its subsidiaries would acquire any Ordinary Shares and Preference Shares remaining outstanding and owned by other parties following expiration of the Offer. For purposes hereof, the "Transaction" shall mean, collectively, the Offer and either (i) the Scheme of Arrangement or (ii) the Compulsory Acquisition, as applicable.

     Pursuant to the Acquisition Agreement (the "Agreement") among the Company, the Transaction Partner and the Subsidiary, the Subsidiary will make the Offer for each outstanding Ordinary Share (including any such Ordinary Shares issued upon conversion of outstanding Preference Shares) for a purchase price of $45.00 per share, net to the seller in cash (the "Ordinary Share Price"). If following consummation of the Offer, the Transaction Partner, the Subsidiary or any other subsidiary of the Transaction Partner shall own Ordinary Shares which represent at least 90% in value of the Ordinary Shares affected (the "Minimum Compulsory Condition"), the Company, the Transaction Partner and the Subsidiary will take all necessary action to effect a compulsory acquisition by the Transaction Partner or the Subsidiary of any Ordinary Shares and Preference Shares remaining outstanding and owned by parties other than the Transaction Partner and its subsidiaries (the "Compulsory Acquisition") in accordance with Section 88 of the Companies Law (2001 Second Revision), as amended, of the Cayman Islands (the "Companies Law"). In the event that the Minimum Compulsory Condition has not been so met, the Company, upon the request of the Transaction Partner or the Subsidiary, will take the actions described in Article III of the Agreement (subject to the conditions thereof) to effectuate a scheme of arrangement (the "Scheme of Arrangement") in accordance with Section 86(2) of the Companies Law, whereby any such Ordinary Shares and Preference Shares would be acquired pursuant to the Scheme of Arrangement. The purchase price to be paid in the Compulsory Acquisition or pursuant to the Scheme of Arrangement would be the Ordinary Share Price, in the case of the Ordinary Shares, and a price of $180.00 per share, plus accrued dividends, all net to the seller in cash (the "Preference Share Price"), in the case of the Preference Shares.

     In arriving at our opinion, we have (i) reviewed the drafts dated July 9, 2001 of the Agreement and the Principal Shareholders Agreement (the "Principal Shareholders Agreement") among the Company, the Transaction Partner, the Subsidiary and certain principal shareholders of the Company named therein (the "Principal Shareholders"); (ii) reviewed the terms of the Preference Shares in the Unanimous Written Consent of the Board of Directors of the Company dated September 30, 1998, authorizing the Preference Shares; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Ordinary Shares and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; (vii) reviewed certain internal financial analyses and forecasts prepared by each of Netherland, Sewell & Associates, DeGolyer & MacNaughton and Carigali-Triton Operating Company (collectively, the "Engineering Consultants") relating to the oil and gas reserves of the Company as of December 31, 2000 (the "Reserve Reports"); and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In addition, we have held discussions with certain members of the management of the Company and the Transaction Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, the Engineering Consultants and the Transaction Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals (other than the Reserve Reports) been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Offer and either the Compulsory Acquisition or the Scheme of Arrangement, as applicable, will be effected as described in the Agreement and the parties to the Principal Shareholders Agreement shall perform their obligations thereunder necessary for the Offer and either the Compulsory Acquisition or the Scheme of Arrangement to be so effected, and that the definitive Agreement and the definitive Principal Shareholders Agreement will not differ in any material respects from the drafts thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company.

     We note that each Preference Share is currently convertible into four Ordinary Shares and that for purposes of this opinion, we have considered the Preference Shares on an as-converted basis.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Ordinary Shares and the Preference Shares, respectively, in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction.

     We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Transaction is consummated. Please be advised that we and our affiliates have, from time to time, provided various investment banking and commercial banking services to each of the Company, the Transaction Partner, and Hicks, Muse, Tate & Furst Incorporated (an affiliate of a principal shareholder of the Company) and certain of its affiliates, for which we have received customary compensation, and that certain of our affiliates are the agent bank and lead lenders under the primary outstanding credit facilities of the Company and the Transaction Partner, respectively. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Transaction Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received in the proposed Offer and either the proposed Compulsory Acquisition or the proposed Scheme of Arrangement, as applicable, by the holders of the Ordinary Shares and the holders of the Preference Shares (other than the Transaction Partner or any direct or indirect subsidiary thereof) is fair, from a financial point of view, to such holders (other than, in the case of the transactions contemplated by the Principal Shareholders Agreement, the Principal Shareholders).

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any holder of Ordinary Shares or Preference Shares as to whether such holder should tender Ordinary Shares in the Offer or how such holder should vote with respect to the Scheme of Arrangement or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. A copy of this opinion may be provided, for informational purposes only, to the Transaction Partner. In addition, this opinion may be reproduced in full in (a) any communications by the Company or its Board of Directors to the shareholders of the Company, including without limitation in the Company's Schedule 14D-9 related to the Transaction, (b) any registration statement and/or proxy statement of the Company relating to the Transaction and (c) any communication by the Company or its Board of Directors to any regulatory agency, such as the Securities and Exchange Commission, in connection with the Transaction, but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                            Very truly yours,

                                            /s/ J.P. Morgan Securities Inc.

                                            J.P. MORGAN SECURITIES INC.

                               INDEX OF EXHIBITS


         (a)(1)          -- Offer to Purchase, dated July 17, 2001 (filed as an
                            exhibit to Purchaser's Tender Offer Statement on Schedule
                            TO, dated July 17, 2001, and incorporated herein by
                            reference).*

         (a)(2)          -- Letter of Transmittal (filed as an exhibit to Purchaser's
                            Tender Offer Statement on Schedule TO, dated July 17,
                            2001, and incorporated herein by reference).*

         (a)(3)          -- Letter to shareholders of the Company, dated July 17,
                            2001.*

         (a)(4)          -- Joint Press Release issued by Amerada Hess and the
                            Company on July 10, 2001 (filed as an exhibit to the Company's Schedule 14D-9-C on July 10, 2001, and incorporated herein by reference).

         (a)(5)          -- Opinion of J.P. Morgan, dated July 9, 2001 (included as
                            Annex B to this Schedule 14D-9).*

         (a)(6)          -- Information Statement of the Company dated July 17, 2001
                            (included as Annex A to this Schedule 14D-9).*

         (e)(1)          -- Acquisition Agreement, dated as of July 9, 2001, by and among the Company, Purchaser and Amerada Hess (filed as
                            Exhibit 2.1 to the Company's Form 8-K, dated July 9, 2001
                            and filed July 11, 2001, and incorporated herein by
                            reference).

         (e)(2)          -- Principal Shareholders Agreement, dated July 9, 2001, by and among Amerada Hess, Purchaser, the Company and the
                            shareholders of the Company listed on Annex A thereto
                            (filed as Exhibit 10.1 to the Company's Form 8-K, dated
                            July 9, 2001 and filed July 11, 2001, and incorporated
                            herein by reference).

         (e)(3)          -- Shareholders Agreement dated as of September 30, 1998,
                            between the Company and HM4 Triton (filed as Exhibit
                            10.68 to the Company's Quarterly Report on Form 10-Q for
                            the quarter ended September 30, 1998, and incorporated
                            herein by reference).

         (e)(4)          -- Amendment No. 2 to Shareholders Agreement, dated as of
                            July 9, 2001, between the Company and HM4 Triton (filed
                            as Exhibit 10.2 to the Company's Form 8-K, dated July 9,
                            2001 and filed July 11, 2001, and incorporated herein by
                            reference).

         (e)(5)          -- Amendment No. 4 to Rights Agreement, dated July 9, 2001, between the Company and Mellon Investor Services LLC
                            (filed as Exhibit 4.1 to the Company's Form 8-K, dated
                            July 9, 2001, and filed July 11, 2001, and incorporated
                            herein by reference).

         (e)(6)          -- Amendment No. 1 to Acquisition Agreement, dated as of
                            July 17, 2001, by and among the Company, Purchaser and
                            Amerada Hess (filed as Exhibit 2.2 to the Company's Form
                            8-K/A, dated July 9, 2001 and filed July 17, 2001, and
                            incorporated herein by reference).

---------------

* Included in materials delivered to shareholders of the Company.